UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934


                               VOYAGER GROUP INC.
                               ------------------
                 (Name of Small Business Issuer in Its Charter)


            DELAWARE                                        33-0649562
--------------------------------------------------------------------------------
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                           Identification No.)


            6354 CORTE DEL ABETO, SUITE F, CARLSBAD, CALIFORNIA 92009
            ---------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)

                    ISSUER'S TELEPHONE NUMBER (760) 603-0999
                                              --------------


Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                                (Title of Class)











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                                 CROSS REFERENCE
                           VOYAGER GROUP, INC. (VYGP)

         INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10-SB BY REFERENCE

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10-SB

ITEM  NO.    ITEM CAPTION      PAGES      LOCATION IN -- "INFORMATION STATEMENT"

PART I

1.       Description Business     "Summary";"Summary-Questions and Answers about
                                  VYGP & the Spin-Off;" "VYGP's Business";

         Financial Information    "Summary --- Summary Finanical Data"

2.       Financial  Information   "Management's Discussion and Analysis of
                                  Financial Condition and Results of Operations"

3.       Properties               "VYGP's Business -- Intellectual Property
                                  Rights"; "VYGP's Business -- Facilities"

4.       Security Ownership of    "VYGP's Management -- Stock Ownership of
         Certain Beneficial       Directors and Executive Officers"; "Ownership
                                  of Owners and Management VYGP Common Stock by
                                  Certain Beneficial Owners"

5.       Directors and Executive  "VYGP's Management -- Directors, Executive
         Officers                 Officers and Key Employees"

6.       Executive Compensation   "Management" "Executive Compensation"

7.       Certain Relationships    "VYGP's Relationship with Voyager Group, Inc.,
         & Related Transactions   Company After the SPIN-OFF"; "Certain
                                  Transactions"

8.       Legal Proceedings        "VYGP's Business -- Legal Proceedings"

PART II

9.       Market Price of &        "Summary -- Questions and Answers about VYGP
         Dividends on the         and the Spin-Off;" "Description of VYGP
         Registrant's Common      Capital Stock" "VYGP Business -- Dividend
         Equity & Related         Policy"

         Stockholder Matters

10.      Recent Sales of          "Certain Transactions"
         Unregistered Securities

11.      Description of           "Description of VYGP Capital Stock"
         Registrant's Securities
         to be Registered

12.      Indemnification of       "Description of VYGP Capital Stock --
         Directors and Officers   Limitation of Liability and Indemnification
                                  Matters"

13.      Financial Statements &   "Summary -- Summary Financial Data";
         Supplementary Data       "Management's Discussion and Analysis of
                                  Financial Condition and Results of
                                  Operations"; "Index to VYGP Financial
                                  Statements and Schedule"; "VYGP Financial
                                  Statements"

14.      Changes in &             None
         Disagreements With
         Accountants on Accounting
         and Financial Disclosure

FINANICAL STATEMENTS

15.      Financial Statements &   "Index to Financial Statements and Schedule";
         Exhibits                 "VYGP Financial Statements."

PART III

ITEM-EXHIBIT NO.                            DESCRIPTION

2.1 Reorganization Agreement Between Voyager Internet Group.Com (VIGC) and Voyager Group Inc (VYGP)

3.1 Certificate of Amendment of Certificate of Incorporation of Voyager Group, Inc.(VYGP)

3.2      By- Laws of Voyager Group, Inc. (VYGP)

3.2.1    Form of Indemnifcation Agreement (VYGP)

3.2.1    Form of Reorganization Agreement between VIGC and VYGP

10.1     1999 Stock Incentive Plan and Amendment Number One (VYGP)

10.2.1   Form of Common Stock Warrant (VYGP)

10.2.2   Form of Common Stock Option & Notice of Exercise (VYGP)

10.3.1   Sharholders Rights Agreement (VYGP)

10.4     Form of Shared Services  Agreement  between Voyager Internet  Group.Com
         (VIGC) and Voyager Group Inc. (VYGP)

10.5 Form of Tax Sharing and Disaffiliation Agreement between Voyager Internet Group.Com (VIGC) and Voyager Group Inc (VYGP)

10.6 Voyager Internet Group . Com (Licensor) Intellectual Property License Agreement (VIGC)

10.7     Voyager Group Inc (Licensor)  Intellectual  Property License  Agreement
         (VYGP)

10.8     Letters to --  Voyager Shareholders

21       Subsidiaries of VYGP

27       Financial Data Schedule

99       Information Statement dated as of x, 2000

99.1 Form 10-K-SB July 31, 1999, Form 10 Q October 31, 1999, Form 10 q January 31, 2000, April 30, 2000.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                VOYAGER GROUP, INC

                                                     BY: /S/ JOHN SOUTHERLAND
                                                        ---------------------
                                                     President

                                                     DATE:  JULY 27, 2000
                                                          ---------------

                              INFORMATION STATEMENT
                                    Spin -OFF
                                       OF
                           VOYAGER INTERNET GROUP .COM

         We are furnishing you with this information statement/prospectus in connection with the spin-off by Voyager Internet Group. Com of all of the outstanding shares of common stock of Voyager Group, Inc owned by Voyager Internet Group .Com to stockholders of Internet Group. Com.

         Voyager Internet Group. Com will accomplish the spin-off by distributing all issued and outstanding shares of our common stock owned by Voyager Internet Group. Com to holders of record March 31, 2000 of Voyager Internet Group .Com common stock. The distribution of Voyager Group, Inc common stock will be made on or before April 31, 2000 to holders of record of Voyager Internet Group. Com common stock at the close of business on March 31, 2000. This spin-off will be accomplished through a distribution of one share of common stock of Voyager Group, Inc for every one share of Voyager Internet Group. Com common stock.

          NO  CONSIDERATION  WILL BE  PAYABLE  BY VOYAGER  INTERNET  GROUP.  COM
STOCKHOLDERS FOR THE VOYAGER GROUP, INC STOCK SHARE, NOR WILL THEY BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF VOYAGER INTERNET GROUP. COM COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO RECEIVE THE VOYAGER GROUP, INC SHARES.

                    There is currently no public market for the common stock of Voyager Group, Inc., although it is expected that a trading market may develop after the time of the spin-off when and if approved for listing on NASDAQ Bulletin Board Market under the symbol "VYGP" subject to official notice of the company.

         IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" COMMENCING ON PAGE 8.

      WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

THE DATE OF THIS INFORMATION STATEMENT IS APRIL 30, 2000

                                        1


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                                TABLE OF CONTENTS


Summary.......................................................................3
Risk Factors..................................................................8
The Spin-Off.................................................................30
Voyager Group Inc- Industry Overview.........................................37
Management's Discussion and Analysis of
 Financial Condition and Results of Operations...............................55
Voyager Group, Inc
  Selected Financial Data.................................................F1-F24
Voyager Group Inc- Relationship with Voyager Internet
Group .Com After the Spin-Off................................................63
Voyager Group Inc- Management................................................68
Ownership of Voyager Group Inc- Common Stock by Certain
Beneficial Owners............................................................69
Description of Voyager Group Inc Capital Stock...............................73

Index to Financial Statements -..............................................78



























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                                     SUMMARY

         This summary highlights selected information from this information statement/prospectus, but does not contain all details concerning the spin-off and Voyager Group Inc, including information that may be important to you. To better understand the spin-off and the business and financial position of Voyager Group, Inc you should carefully review this entire document.

         In this information statement, "Voyager Group Inc," "we," "our" and "us" each refers to Voyager Group Inc and the business we conducted as a division of Voyager Internet Group . Com.

                              QUESTIONS AND ANSWERS
                        ABOUT VOYAGER INTERNET GROUP. COM
                                AND THE SPIN-OFF

What is the spin-off  ?.....

         The spin-off is designed to separate Voyager Internet Group . Com and Voyager Group Inc businesses into separate publicly traded companies. Voyager Internet Group .Com will accomplish the spin-off by distributing to Voyager Internet Group .Com stockholders as a dividend all of the outstanding common stock of Voyager Group, Inc owned by Voyager Internet Group . Com. For every share of Voyager Internet Group . Com common stock that you own of record on March 31, 2000 you will receive one share of Voyager Group Inc common stock. For example, if you own 200 shares of Voyager Internet Group. Com common stock on the record date, you will receive 200 shares of Voyager Group, Inc common stock in the spin-off.

Why is Voyager Internet Group. Com effecting the spin-off  ?...

         Voyager Internet Group. Com majority shareholders and management believe that separating Voyager Group Inc from the rest of Voyager Internet Group . Com business will allow both Voyager Internet and Voyager Group Inc to:

         -        Focus their attention and financial
         -        Resources on their respective businesses;
         -        Pursue different strategies;
         -        React quickly to changing market environments;
         -        Focus on each company's own strategic plan;
         -        Develop incentive programs tailored to their own business; and
         - Have greater capital planning flexibility and simplify their organizational and Internal reporting structures.

What is the business of Voyager Group Inc    ?

         Voyager Group Inc a subsidiary of Voyager Internet Group .Com and will become an independent publicly traded upon completion of the spin off. Voyager Group Inc is a network marketing system, which allows person-to-person product education, not readily available through traditional distribution channels. Voyager primary product lines consist of modular designed nutritional systems, anti-ageing systems and weight management products.

         Weight management product systems center around low glycemic shakes which has recipes for low glycemic meal entrees with instructional, how to information, videos and other products developed to provide a comprehensive approach to weight management, proper diet and exercise, nutrition and healthy living. The Company believes bioavailability, safety and quality characterize its products. Voyager Group Inc web site Earn@Home.Net's offers complete entrepreneurial packages for direct marketing distributors home based business including replicating web sites with personalized web addresses, discount communication services, discount office supplies and the like.

What is a direct marketing distributor relationship   ?

         Voyager Group, Inc management lack of experience with technology integration can lead to the company losing their distributors.

Why is it important to  improve distributor  relationships    ?

         Improved distributor relationships can lead to higher revenues and improved profitability. Voyager Group Inc is increasingly aware of the significant financial impact associated with losing distributors, particularly in the early stages of the relationship. According to research presented by Frederick R. Reichheld and W. Earl Sasser, Jr. in a Harvard Business Review article, "companies can boost their profits by almost 100% by retaining just 5% more of their distributors."

What are distributor solutions   ?

         A distributor loyalty solution is a combination of business strategy and technology integration that seeks to improve distributor relationships and income. A distributor loyalty solution focuses on:

         -        improving  the  efficiency  and   effectiveness   of  wireless
                  telecommunications with the distributor's; and

         - taking advantage of distributor interactions to sell more products.

         We believe that several different and specialized skills are required to create a distributor's loyalty solution. These skills include:

         -        strategic  business  consulting to define a company's policies
                  for   leadership   in  each   distributor   group  within  the
                  organization;

         -        technical  knowledge of the different  products that a company
                  needs  to  communicate  with  our   distributor's   using  the
                  Internet, wireless telecommunication, e-mail and fax;

         - integration techniques to enable each of these software products to be tied together; and

         - ongoing support of distributor loyalty solution to meet changing business requirements and emerging technology and products.

What is new about loyalty solutions   ?

         Voyager group Inc believes that a distributor loyalty solution is the next step in the distributor relationship management market. This market refers to consulting and software products that focus on helping a company manage telecommunications with its distributor's. With the emergence of the Internet, managing distributor relationships has become more complex. The Internet is available at all times of the day and night and almost anywhere in the world. This freedom of access can create an expectation with distributor's that they should be able to communicate with any part of a company about any matter relating to their products or services at any time. To meet these new expectations, a company needs to link their existing distributor relationship management solution with this new electronic environment.

         We define this market opportunity as electronic distributor relationship management. Electronic distributor relationship management is an expansion of distributor relationship management to further includes the Internet, e-mail and web-chat across each division of a company. We view a distributor loyalty solution as an electronic distributor relationship management business and technology solution that is designed to:

         -        help   Voyager   build   lasting   relationships   with  their
                  distributor;

         - maximize the efficiency and effectiveness of distributor interactions; and

         - capitalize on selling opportunities based on distributor information gathered during these interactions.

What are Voyager Group Inc key  objectives    ?

         Voyager Group Inc objective is to be the leading international provider of distributor solutions, which is, intends to substantially increase our revenues and profitability.

         Our strategy to attain these goals is:

         -        to focus on providing business solutions to our distributors;

         - to enhance our distributor solutions to include hosting capabilities;

         -        to build strategic distributor relationships;

         -        to invest in product awareness;

         -        to invest in operational and management systems; and

         -        to expand our national presence.

What will be the relationship between Voyager Group Inc and Voyager Internet Group . Com after the spin-off ?

         After the spin-off, Voyager Internet Group . Com will not own any of our common stock. Voyager Internet Group . Com and Voyager Group Inc will enter into agreements and ancillary Agreements in connection with the spin-off to allocate responsibility for obligations arising prior to the spin-off and for some obligations that might arise in the future.

         Voyager Internet Group will retain responsibility for liabilities and obligations relating to its business and we will assume responsibility for liabilities and obligations relating to our business. For a more complete discussion of the obligations of Voyager Group Inc and Voyager Internet Group. Com to each other after the spin-off, see "Voyager Group Inc Relationship with Voyager Internet Group . Com After the Spin-Off."

What do I have to do to participate in the Spin-Off      ?

         Nothing.

         You are not required to take any action to receive Voyager Group Inc common stock in the spin-off. No proxy or vote is necessary for the spin-off. You should not mail in Voyager Internet Group . Com stock certificates to receive Voyager group Inc shares. Our transfer agent will send to you your Voyager Group Inc share certificates shortly on or after April 31, 2000. The number of shares of Voyager Internet Group , Com common stock you own will not change as a result of the spin-off.

When will I receive my Voyager Group Inc shares      ?

         If you hold your Voyager Internet Group . Com shares in your own name, your share certificates will be mailed to you on or shortly after April 31, 2000. You should allow several days for the mail to reach you. If you hold your Voyager Group Inc shares through your stockbroker, bank or other nominee, you may not be stockholder of record. Your receipt of Voyager Group Inc shares depends on your arrangements with the nominee that holds your Voyager Internet Group . Com shares for you. For a more complete discussion of how the spin-off will be accomplished, see "The Spin-Off -- Manner of Effecting the Spin-Off."

Is the spin-off taxable for United States Federal Income  tax purposes      ?

         The spin-off is conditioned on, among other things, Voyager Internet Group .Com receiving a favorable review from our tax counsel of the United States Internal Revenue Service Code with respect to spin- off being be tax-free to Voyager Internet Group . Com and its United States stockholders. See "The Spin-Off -- Material Federal Tax Consequences" for a more complete discussion of the United States federal income tax consequences of the spin-off to holders of Voyager Internet Group . Com common stock.

Where will my shares of our common stock trade     ?

         Currently, there is "NO" public market for Voyager Group Inc common stock. Voyager Group Inc will apply for a common stock listing on The Nasal Bulletin Board Market under the symbol "VYGP," subject to official notice. There will be no "when-issued" trading market for Voyager Group Inc common stock. Voyager Group Inc common stock trading market will begin "regular-way" trading upon the official effective notice by Nasdaq. For a more complete discussion of the public market for our shares following the spin-off, see "The Spin-Off -- Market for Voyager Group Inc Common Stock."

What will happen to the listing of Voyager Internet Group . Com shares now trading on the NASDAQ Bulletin Board Market ?

         Voyager Internet Group . Com common stock will continue to be listed on the NASDAQ BB Market under the symbol "VIGC."

         Voyager Internet Group .Com expects that its common stock will continue to trade on a regular basis through and after the spin-off date.

Who do I contact for information regarding the  spin-off ?

         You should direct inquiries relating to the spin-off to:

         Voyager Internet Group .Com Shareholder Services.
                  1-760-603-0999
                  and /or
                  Mr. Michael Johnson
                  Mr. John Southerland

                  And /or

                  Certified Share Transfer, ltd
                  PO Box 1439
                  La Jolla, Ca 92038-1439
                  Attention: Investor Relations

                  (858) 456-7298

                  After the spin-off, you should direct inquiries relating to your investment in Voyager Group Inc common stock to:

                  Voyager Group Inc
                  6354 Corte Del Abeto

                  Suite F

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



                  Carlsbad, Ca 92009
                  Attention: Investor Relations

                  (760-603-0999)

                        Voyagers web site may be of further assistance: http:/ www.vygp.com


                  After the spin-off,  the transfer  agent and registrar for the
                        Voyager Group Inc common stock will be Certified Share transfer, Ltd.

                        Box 1439
                        La Jolla, Ca 92038-1939

         The historical financial data of Voyager Group Inc.

         The information attached herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto attached in this information statement/prospectus.

         The statement of operations data for the month period ended January 31, 2000 and for of the year ended July 31, 1999 and the balance sheet data as of July 31, 1999 attached herein set forth the audited combined financial statements included in this information statement/prospectus.

         They should be read in conjunction with those financial statements and the notes. The statement of operations data for the month periods ended January 21,2000 and October 31, 1999 and for years ended July 31, 99 and 98 and the balance sheet data as of July 31, 2000 are derived from unaudited combined financial statements.

         The number of Voyager Group Inc shares of common stock which Voyager Internet Group. Com will distribute in the spin-off will be equal to the number of common shares of Voyager Internet Group . Com outstanding as of the record date for the spin-off.

         There are know shares reserved for issuance under Stock Incentive Plan, or options.

RISK FACTORS

         You should carefully consider each of the following risks and all of the other information in this information statement/prospectus. Some of the following risks relate principally to the spin-off while other risks relate principally to our business in general and the industry in which we operate. Finally, other risks relate principally to the securities markets and ownership of our stock.

         If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline.

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         This   information    statement/prospectus   contains   forward-looking
statements that involve risks and uncertainties. You should not rely on these forward-looking statements. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify such forward-looking statements. This information statement/prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding, among other things, the growth of the relationship management or DRM industry and the number of Internet users. You should not place undue reliance on those forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this information statement/prospectus.

RISKS RELATING TO THE SPIN-OFF

         We are subject to the following risks relating to the spin-off.

WE COULD INCUR SIGNIFICANT TAX LIABILITY IF THE CONTRIBUTION OR THE SPIN- OFF DOES NOT QUALIFY FOR TAX FREE TREATMENT.

         Voyager Internet Group . Com and the Voyager Internet Group . Com stockholders could incur significant tax liability if the contribution of the Voyager Group Inc business or the spin-off does not qualify for tax-free treatment. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Voyager Internet Group . Com for, taxes and resulting liabilities imposed upon Voyager Internet Group . Com with respect to the contribution or the spin-off.

         Voyager Internet Group . Com Tax Counsel has reviewed IRS Code ruling which indicate that contribution of the Voyager Group Inc business and the spin-off would not be taxable to Voyager Internet Group . Com or its stockholders. For a more complete discussion of the ruling, and the circumstances under which the ruling might be invalid, see "The Spin-Off -- Material Federal Tax Consequences."

The spin-off may become taxable to Voyager Internet Group. Com if:

         - acquisitions involving 50% or more of Voyager Group Inc common stock are found to be part of a plan (or a series of related transactions) of which the spin-off is a part; or

         -        acquisitions  involving 50% or more of Voyager Internet Group.
                  Com common stock are found to be part of a plan (or a series of related transactions) of which the spin-off is a part.

         If the contribution or the spin-off were not to qualify for tax-free treatment for United States federal income tax purposes then, in general, a very substantial tax would be payable by Voyager Internet Group. Com (in the case of the contribution or the spin-off) and Voyager Internet Group. Com stockholders (in the case of the spin-off only). In general, Voyager Internet Group . Com would be subject to tax as if it had sold the Voyager Group Inc business in a taxable sale and the Voyager

Internet Group . Com shareholders would generally be subject to tax as if they had received a taxable distribution equal to the fair market value of the Voyager Group Inc stock distributed to them.

         For a more complete discussion of the tax consequences of the spin-off being taxable, see "The Spin-Off -- Material Federal Tax Consequences."

         Although the taxes described above generally would be imposed on Voyager Internet Group. Com and its stockholders, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the spin-off, Voyager Internet Group . Com and we will enter into a Tax Sharing and Disaffiliation Agreement. This agreement will generally allocate, between Voyager Internet Group . Com and us, the taxes and liabilities relating to the failure of the contribution or the spin-off to be tax-free. For a more complete discussion of the allocation of taxes and liabilities between Voyager Internet Group . Com and us under the Tax Sharing and Disaffiliation Agreement, see
"Voyager Group Inc Relationship with Voyager Internet Group. Com after the Spin-Off - "Tax Sharing and Disaffiliation Agreement."

         Second, aside from the Tax Sharing and Disaffiliation Agreement, under United States federal income tax laws, Voyager Internet Group and we . Com would be jointly and severally liable for Voyager Internet Group . Com's federal income taxes resulting from the spin-off being taxable. This means that even if we do not have to indemnify Voyager Internet Group . Com for any liabilities and expenses if the contribution or the spin-off fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses.

         These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Voyager Internet Group . Com. For more information about these arrangements, see "Voyager Group Inc Relationship with Voyager Internet Group . Com after the Spin-Off."

         We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. We believe that the following sources will provide sufficient capital to satisfy our cash requirements for the foreseeable future:

         - current cash, cash equivalents and additional cash to be contributed by Voyager Group Inc prior to and after the spin-off;

         However, to increase our financial resources, we intend to obtain additional equity financing in the next twelve months through a public offering. In addition, we may obtain additional capital through a private placement of equity with strategic or other investors or through additional debt financing in the future. Future equity financings would dilute the relative percentage ownership of the then existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take some actions such as pay dividends, incur additional indebtedness or create liens. We may not be able to obtain financing with interest rates as favorable as those historically enjoyed by Voyager Internet Group . Com. For a more complete discussion of our plans to obtain adequate financing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE COMBINED POST-SPIN-OFF VALUE OF VOYAGER INTERNET GROUP . COM AND VOYAGER GROUP INC, SHARES MAY NOT EQUAL OR EXCEED THE PRE-SPIN-OFF VALUE OF VOYAGER INTERNET GROUP . COM SHARES

         After the spin-off, Voyager Internet Group . Com common stock will continue to be listed and traded on The NASDAQ Bulletin Board Market. Voyager Group Inc common stock may be listed and traded on The Nasdaq Bulletin Board Market. We cannot assure you that the combined trading prices of Voyager Internet Group . Com common stock and Voyager Group Inc common stock after the spin-off will be equal to or greater than the trading price of Voyager Internet Group. Com common stock prior to the spin-off.

         Until the market has fully evaluated the business of Voyager Internet Group . Com without the business of Voyager Group Inc, the price at which Voyager Internet Group . Com common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the Voyager Group Inc business, the price at which our common stock trades may fluctuate significantly.

RISK FACTORS RELATING TO OUR BUSINESS

         Our business is subject to the following risks, which include risks relating to the industry in which we operate.

Regulatory Matters, Product Regulation.

         Manufacturing, packaging, labeling, advertising, promotion, distribution, and sale of the Company's products are subject to regulation by numerous governmental agencies in the United States. In the United States, the FDA regulates the Company's products under the Food, Drug, and Cosmetic Act ("FDC Act") and regulations promulgated hereunder. The Company's products are also subject to regulation by, among others, the Consumer Product Safety Commission, the US Department of Agriculture, and the Environmental Protection Agency ("EPA"). Advertising of the Company's products is subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act ("FTC Act").

         The majority of the Company's products are regulated as dietary supplements under the FDC Act. Dietary supplements are regulated as foods under the Nutrition Labeling and Education Act of 1990 ("NLEA"). The LEA establishes requirements for ingredient and nutritional labeling and labeling claims for foods. Dietary supplements are also regulated under DSHEA. The Company believes DSHEA is favorable to the dietary supplement industry. The legislation for the first time defined "dietary supplement". Under DSHEA, a dietary supplement to a product intended to supplement the diet that contains one or more of certain dietary ingredients, such as a vitamin, a mineral, an herb or botanical, amino acid, a dietary substance for use by humans to supplement the diet by increasing the total dietary intake, or a concentrate, metabolite, constituent, extract or combination of the preceding ingredients.

         Under the current provisions of the FDC Act, there are four categories of claims that pertain to the regulation of dietary supplements. Drug claims are representations that a product is intended to diagnose, mitigate, treat, cure, or prevent a disease. Drug claims are prohibited from use in the labeling of dietary supplements. Health claims are claims that describe the relationship between a nutrient or dietary ingredient and a disease or health-related condition and can be made on the labeling of dietary supplements if supported by significant scientific agreement and authorized by the FDA in advance after notice and comment rulemaking. Nutrient content claims, which describe the nutritional value of the product, may be made if defined by the FDA through notice and comment rulemaking and if one serving of the product meets the definition. Nutrient content claims may also be made for dietary supplements if a scientific body of the US government with official responsibility for the public health has made an authoritative statement regarding the claim, the claim accurately reflects that statement, and the manufacturer, among other things, provides the FDA with notice of and basis for the claim at least 120 days before the introduction of the supplement with a label containing the claim into interstate commerce. Statements of nutritional support or product performance, which are permitted on labeling of dietary supplements without FDA pre-approval, are defined to include statements that:

         - Claim a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States,

         - Describe the role of a nutrient or dietary ingredient intended to affect the structure or function in humans,

         - Characterize the documented mechanism by which a dietary ingredient acts to maintain such structure or function, or

         - Describe general well being from consumption of a nutrient or dietary ingredient.

         In order to make a nutritional support claim the marketer must possess substantiation to demonstrate that the claim is not false or misleading. If the dietary ingredient does not provide traditional nutritional value, or a structure/function claim does not derive from an ingredient's nutritional value, prominent disclosure of the lack of FDA review of the relevant statement and notification to the FDA of use of the claim is required. The FDA recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although the Company believes its product claims comply with the law, depending on the content of the final regulation, the Company may need to revise its labeling.

         In addition, a dietary supplement that contains a new dietary ingredient (defined as an ingredient not on the market before October 15, 1994) must have a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The manufacturer must notify the FDA at least 75 days before marketing products containing new dietary ingredients and provide to the FDA the information upon which the manufacturer based its conclusion that the product has a reasonable expectation of safety.

         The FDA issued final dietary supplement labeling regulations in 1997 that require a new format for product labels and will necessitate revising dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industry is required to comply with these new regulations. The Company updated its product labels in 1997 in response to these new regulations. The FDA also announced that it is considering the adoption of new Gimp's specific to dietary supplements. Such GMP's, if promulgated, may be significantly more rigorous than currently applicable GMP's and contains quality assurance requirements similar to the FDA's GMP's for drug products. The Company believes it currently manufactures its dietary supplement products according to the standards of the drug GMP's. However, the Company may be required to expend additional capital and resources on manufacturing controls in the future in order to comply with the law.

         Future products marketed by the Company may include over-the-counter ("OTC") drugs, and medical devices. The Company may have future products subject to pre market approval by the FDA. Future products maybe subject to regulation by the FDA under the FDC Act's adulteration and misbranding provisions. Future products may also be subject to specific labeling regulations, including warning statements if the safety of a cosmetic is not adequately substantiated or if the product may be hazardous, as well as ingredient statements and other packaging requirements under the Fair Packaging and Labeling Act. Future Products of the Company may meet the definition of a drug (e.g., are intended to treat or prevent disease or affect the structure or function of the body), such as the Company's anti-aging products, may be regulated as drugs. OTC drug products may be marketed if they conform to the requirements of any OTC monograph that is applicable to a drug. Drug products not conforming to monograph requirements for OTC drug products require an approved New Drug Application ("NDA") before marketing. An NDA requires, among other things, one or more adequate and well-controlled clinical trials demonstrating the drug's safety and effectiveness before approval. The Company in the future if the agency finds that a product or ingredient of one of the Company's OTC drug products is not generally recognized as safe and effective or does not include it in a final monograph applicable to one of the Company's OTC drug products, the Company will have to reformulate or cease marketing the product until it is the subject of an approved NDA or until such time, if ever, that the monograph is amended to include the Company's product..

         The Company's future products will be designed and marketed not to require pre market approval or clearance by the FDA. The Medical Device Amendments of 1976 to the FDC Act established three regulatory classes for medical devices depending on the degree of control necessary to provide a reasonable assurance of safety and effectiveness. Generally, Class I devices present the least risk to health and Class III devices present the greatest risk to health and the most complex or novel technologies. Some Class I and most Class II devices currently require pre-market notification and clearance by the FDA before marketing under section 510(k) of the FDC Act. Devices for which the FDA has not promulgated a classification regulation also requires pre market notification and clearance. Class III devices require pre market approval before commercial distribution, because the FDA either has promulgated a regulation requiring a pre market application for a pre-amendments type of device, or a post-amendments device was not found substantially equivalent to a legally marketed device.

         The Company's advertising of its products is subject to regulation by the FTC under the FTC Act. Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce.
Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement, the Company is required to have adequate substantiation for all material advertising claims made for its products.

         In recent years the FTC has initiated numerous investigations of and actions against dietary supplement, weight loss, and cosmetic products and companies. The FTC has recently issued a guidance document to assist these companies in understanding and complying with the substantiation requirement. The Company is organizing the documentation to support its advertising and promotional practices in compliance with the guideline.

         The FTC may enforce compliance with the law in a variety of ways, both administratively and judicially. Means available to the FTC include compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redresses, divestiture of assets, rescission of contracts, and such other relief as deemed necessary. Violation of such orders could result in substantial financial or other penalties. Any such action by the FTC could materially adversely affect the Company's ability to successfully market its products.

         The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could include, however, requirements for the reformulation of certain products to meet new standards, the recall or discontinuation of certain products that cannot be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and additional scientific substantiation. Any or all such requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

Regulations-Network Marketing.

         Other laws and regulations affecting the Company have been enacted to prevent the use of deceptive or fraudulent practices that have sometimes been inappropriately associated with legitimate direct selling and network marketing activities. These include anti-pyramiding, securities, lottery, and referral selling, anti-fraud and business opportunity statutes, regulations and court cases. Illegal schemes typically referred to as "pyramid," "chain distribution," or "endless chain" schemes, compensate participants primarily for the introduction or enrollment of additional participants into the scheme. Often, Large up-front entry or sign-up fees characterize such schemes, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of the enterprise's products, rather than investments in such organizations or other non-retail sales related criteria. Where required by law, the Company obtains regulatory approval of its network marketing system, or, where such approval is not required or available, the favorable opinion of local counsel as to regulatory compliance.

         - In the United States, the FTC and state attorneys general regulate the network marketing system of the Company.

         Voyager Group Inc has never received a request to supply information regarding its network-marketing plan to certain regulatory agencies. Although the Company has from time to time modified its network marketing system to comply with interpretations of various regulatory authorities, it believes that its network-marketing program presently is in compliance with laws and regulations relating to direct selling activities. Nevertheless, the Company remains subject to the risk that, in one or more of its present or future markets, it's marketing system or the conduct of certain of its distributors could be found not to be in compliance with applicable laws and regulations. Failure by the Company or its distributors to comply with these laws and regulations could have an adverse material effect on the Company in a particular market or in general. Any or all of such factors could adversely affect the way the Company does business and could affect the Company's ability to attract potential distributors or enter new markets. In the United States, the FTC has been active in its enforcement efforts against both pyramid schemes and legitimate network marketing organizations with certain legally problematic components, having instituted several enforcement actions resulting in signed settlement agreements and payment of large fines. Although the Company has not been the target of an FTC investigation, there can be no assurance that the FTC will not investigate the Company in the future.

         The Company cannot predict the nature of any future law, regulation, interpretation or application, nor can it predict what effect additional governmental legislation or regulations, judicial decisions, or administrative orders, when and if promulgated, would have on its business in the future. It is possible that such future developments may require revisions to the Company's network marketing program. Any or all of such requirements could have a material adverse effect on the Company's business, results of operations and financial condition.

WE HAVE EXPERIENCED DECREASING  GROWTH IN OUR BUSINESS IN RECENT
PERIODS AND, IF WE ARE UNABLE TO MANAGE THIS DECREASE IN GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED

         Voyager Group Inc ability to successfully implement our business plan in a rapidly evolving market requires an effective planning and management process. Voyager Group Inc further growth has placed significant demands on the company President CEO Mr. John Southerland

         Mr. John Southerland, President does not receive a salary and he anticipate will not take a salary in the foreseeable future. However, if Mr. Southeralnd were to take a salary, selling, general and administrative expenses would increase. Depreciation and amortization expense has increased as a result of substantial infrastructure investments in dell computer systems, telecommunications equipment and software systems supporting domestic expansion. Mr. John Southerland the president anticipates that additional capital investments will be required in future periods to promote and support further growth in sales and revenues the increasing size of the distributor.

Research and development

         Expenses if incurred include costs in developing new products, supporting and enhancing existing products and reformulating products for introduction in domestic markets. The Company would if incurred capitalize product development costs after market feasibility is established. These costs are amortized as cost of sales over an average of 12 months, beginning with the month the products become available for sale.

Results of Operations

         Selling, general and administrative expenses include wages and benefits, depreciation and amortization, rents and utilities, distributor events, promotion and advertising, and professional fees along with other marketing and administrative expenses. Wages and benefits represent the largest component of selling, general and administrative expenses. The Company has added human resources and associated infrastructure for future expansion of operations.

VOYAGER GROUP INC QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO
SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

         Voyager's quarterly financial results will vary from quarter to quarter. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decrease. Voyager's revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are not in our control. Certain Risks affecting the company include:

         Voyager Group Inc relies on non-employee, independent distributors to purchase, market and sell its products. These distributors are independent contractors who purchase products directly from the Company for their own use or for resale. Distributors typically work at the distribution of the Company's products on a part-time basis, may, and likely will engage in other business activities, some of which may compete with the Company. The Company has a large number of distributors and a relatively small corporate staff to implement its marketing programs and provide motivational support to its distributors. Distributors may voluntarily terminate their agreements with the Company at any time. There is typically significant turnover in distributors from year to year. Because of this high turnover, the Company must continually recruit new distributors. The Company's net sales are directly dependent pun the efforts of these non- employee, independent distributors and future growth in sales volume will depend in large part upon the Company's success in increasing the number of new distributors and improving productivity of its distributors. Consequently, the loss of a key distributor or group of distributors, large turnovers or decreases in the size of the distributor force, seasonal or other decreases in purchase volume, sales volume reduction and the costs associated with training new distributors and other related expenses may adversely affect the Company's business, financial condition and results of operations. Moreover, the Company's ability to continue to attract and retain distributors can be affected by a number of factors, some of which are beyond the control of the Company, including:

         -        General business and economic conditions,

         -        Public perceptions about network marketing programs,

         - High-visibility investigations or legal proceeding against network marketing companies by federal or state authorities or private citizens, and

         -        Public   perceptions   about  the  value   and   efficacy   of
                  nutritional, pain relief, weight management or anti ageing products generally.

         There can be no assurance that the Company will be able to continue to attract and retain distributors in numbers sufficient to sustain the Company's future growth or to maintain present growth levels, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company does not directly control the independent acts of its distributors. The Company's distributors are required to sign and adhere to the Company's Distributor Application and Agreement, which obligates them to abide by Voyager's policies and procedures. Although these policies and procedures prohibit distributors from making certain claims regarding the Company's products or income potential from the distribution of those products, distributors may from time to time create promotional materials or otherwise provide information that does not accurately describe the Company's marketing program. They also may make statements regarding potential earnings, product claims or other matters in violation of the Company's policies or applicable laws and regulations concerning these matters. Such violations may result in legal action by regulatory agencies. Future legal actions against distributors or others associated with the Company could lead to increased regulatory scrutiny of the Company and its network marketing system. The Company takes what it believes to be commercially reasonable steps to monitor distributor activities to guard against misrepresentation and other illegal or unethical conduct by distributors and to assure that the terms of its compensation plan are observed. There can be no assurance, however, that the Company's efforts in this regard will be sufficient to accomplish this objective. Publicity resulting from such distributor activities can also make it more difficult for the Company to attract and retain distributors and may have an adverse effect on the Company's business, financial condition and results of operations.

Network marketing is subject to intense government scrutiny and regulation.

         Network marketing systems such as the Company's are frequently subject to laws and regulations directed at ensuring that product sales are made to consumers of the products and that compensation, recognition and advancement within the marketing organization are based on the sale of products rather than investment in the sponsoring company. In the United States, these laws and regulations include the federal and state securities laws, the regulation of the offer and sale of franchises and business opportunities, regulations and statutes administered by the FTC and various state anti-pyramid and business opportunity awes that target direct selling businesses that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods or do not involve legitimate products. Similar laws govern the Company's activities in foreign countries where it presently has operations or may have operations in the future. The Company is subject to the risk that, in one or more of its present or future markets, its marketing system could be found not to comply with these laws and regulations or may be prohibited. Failure by the Company to comply with these laws and regulations or such a prohibition could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company may simply be prohibited from distributing its products through a network-marketing channel in some foreign countries.

         Voyager's business is subject to the effects of adverse publicity and negative public perception. The Company's ability to attract and retain distributors and to sustain and enhance sales through its distributors can be affected by adverse publicity or negative public perception regarding the Company or its competitors. This negative public perception may include publicity regarding the legality of network marketing, the quality or efficacy of nutritional supplement products or ingredients in general or the Company's products or ingredients specifically, and regulatory investigations of the Company or its competitors or other network marketing companies and their products, or distributor actions. There can be no assurance that the Company will not be subject to adverse publicity or negative public perception in the future or that such adverse publicity will not have a material adverse effect on the Company's business, financial condition and results of operations.

VOYAGER'S INDUSTRY IS VERY COMPETITIVE AND, IF WE FAIL TO SUCCESSFULLY COMPETE, OUR MARKET SHARE AND BUSINESS WILL BE ADVERSELY AFFECTED

         The business of developing and distributing nutritional, anti-ageing, weight management, and pain relief products such as those offered by the Voyager s highly competitive. Numerous manufacturers, distributors and retailers compete for consumers and, in the case of other network marketing companies, for distributors. The Company competes directly with other entities that manufacture, market and distribute products in each of its product lines. The Company competes with these entities by emphasizing the underlying science, value and high quality of its products as well as the convenience and financial benefits afforded by its network marketing system. However, many of the Company's competitors are substantially larger than the Company and have greater financial resources and broader name recognition. The Company's markets are highly sensitive to the introduction of new products that may rapidly capture a significant share of such markets.

         The nutritional supplement market in which the Company's leading products compete is characterized by:

         - Large selections of essentially similar products that are difficult to differentiate,

         -        Retail consumer emphasis on value pricing,

         - Constantly changing formulations based on evolving scientific research,

         - Low entry barriers resulting from low brand loyalty, rapid change, widely available manufacturing, low regulatory requirements and ready access to large distribution channels, and

         - A lack of uniform standards regarding product ingredient sources, potency, purity, absorption rate and form.

         Similar factors are also characteristic of products comprising the Company's other product lines. There can be no assurance that the Company will be able to effectively compete in this intensely competitive environment. In addition, nutritional, anti-ageing, weight management and pain relief products can be purchased in a wide variety of channels of distribution, including retail stores. The Company's product offerings in each product category are relatively few compared to the wide variety of products offered by many of its competitors and are often premium priced. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products and enhancements of existing products.

         Voyager is also subject to significant competition from other network marketing organizations for the time, attention and commitment of new and current distributors. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors. The Company believes that it offers a rewarding distributor compensation plan and attractive distributor benefits and services.

         Voyager Group Inc believes that the leading network marketing company in the world, based on total sales, is Amway Corporation and its affiliates, and that Avon Products, Inc. is the leading direct seller of beauty and related products worldwide. Leading competitors in the nutritional products and nutritional direct selling markets include Herb life International, Inc., Nature's Sunshine Products, Inc., Rexall Sundown, Inc. and its direct selling division Rexall Showcase International, Inc., Twin lab Corporation, Shaklee Corporation and Nu Skin International, Inc. The Company believes there are other manufacturers of competing product lines that may or will launch direct selling enterprises, which will compete with the Company in certain of its product lines and for distributors. There can be no assurance that the Company will be able to successfully meet the challenges posed by such increased competition.

THE LOSS OF VOYAGER PROFESSIONALS, OR THE INABILITY TO RECRUIT ADDITIONAL PROFESSIONALS, WOULD MAKE IT DIFFICULT TO COMPLETE FOR MARKET SHARE.

         Voyager may currently faces a shortage of qualified personnel, which is expected to continue. We compete intensely with other companies to recruit and hire from this limited pool. In addition,

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



our industry suffers from a high rate of employee turnover. If we cannot hire and retain qualified personnel, or if a significant number of our current employees leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenue.

         Voyager relies heavily on the services Mr. John Southerland, who serves as President, Chief Executive Officer. Mr. John Southerland is a highly visible spokesman for the Company and its products, and the Company believes its success depends in large part on the continued visibility and reputation of Mr. John Southerland, which helps distinguish the Company from its competitors.

         Loss of services by Mr. John Southerland as the lead spokesman for the Company and its products, as an executive officer of the Company could have a material adverse effect upon the Company's business, financial condition and results of operations.

         Mr. John Southerland is primarily responsible for the Company's day-to-day operations, and the Company believes its success depends in part on its ability to retain Mr. John Southerland and to continue to attract additional qualified individuals to its management team. The Company does not maintain a key man life insurance policy on Mr. John Southerland or any of its other officers, nor does it have an employment agreement with any of its officers. The loss or limitation of the services of any of the Company's executive officers or the inability of the Company to attract additional qualified management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

VOYAGER'S -- INCREASING  VOYAGER MARKET SHARE

         Voyager's 2000 Operating and Growth Strategy shall be characterized by rapidly changing telecommunication technologies, the introduction of many new products and services evolving distributors..

         Voyagers objective is to be a leading developer, and distributor of novel, proprietary, patented, patent applied for scientific-based nutritional products with state of the art of technology in communication, distribution, shipping and the like.

         Voyager's "Medical Advisory Committee" is charting Voyager course. The Company's research and development effort is directed by Dr. John Hower Jr, Chairman of the "Medical Advisory Committee and members so listed herein" holding various degrees.

The Scientific Medical Advisory Committee:

         -        Investigates in vitro activity of new natural extracts,

         - Identify and research combinations of nutrients that may be candidates for new products,

         - Study the metabolic activity of existing and newly identified nutritional supplements, and

         - Enhance existing products as new discoveries in nutrition are made.

         The Scientific Medical Advisory Committee performs retrospective analyses of anecdotal information provided by distributors, consumers of its products. During the Year 2000, the Company will sponsor several double blind, placebo-controlled clinical studies intended to further investigate the efficacy of its products.

         - The Company is able to control the quality of raw materials and the purity and potency of its finished products by contracting with F.D.A. certified manufactures

         - The Company can monitor the manufacturing process to reduce the risk of product contamination, by contracting F.D.A. approved manufactures,

         - The Company can ensure accurate product labeling by testing Products at several stages in the manufacturing process, and

         - The Company believes it can better insure the safety and control the underlying costs associated with manufacturing nutritional supplements by contracting with F.D.A. approved manufactures .

         Members of the Committee listed herein is committed to formulating the best scientifically validated health and nutrition products available. The newly elected president and CEO Mr. John Southeralnd consider Voyagers Medical committee critical to the success of the company's, product research, clinical studies and the like. Voyager's Scientific Medical Advisory Committee implying conference call, audio-visual tapes and Voyager special events in and around the United States will provide diverse yet complete intellectual resources to Voyager's distributors. The Scientific Medical Advisory Committee members are:

         Dr. William Regelson M.D.

         Chairman of Voyager's Scientific Medical Advisory Board; Professor of Internal Medicine, Hematology and Oncology at Virginia commonwealth University School of Medicine, and Author of two books, "The Milton Miracle" and the "Super hormone Promise". Dr. Regelson will share his insight and knowledge on the importance of hormones and hormonal balance in the human bodies.

         Dr. John Hower, M.D., Ph.D.

         Board Certified Practice vascular surgeon. Dr. Hower maintains clinical faculty positions in the Departments of Surgery at Emory University School of Medical in Atlanta and Tulane University School of Medicine in New Orleans. Additionally, Dr. Hower holds a PhD degree in physical chemistry. Dr. Hower's, research into anti-oxidants and their potential to deter and prevent free radical damage is well documented. In addition, Dr.

         Hower coordinates development of product information, product research, clinical studies, formulation development and dissemination of product information to Voyager's Board of Director s of which he is a member.

         Dr. Richard Fanson, PhD

         Was professor of Biochemistry at Virginia Commonwealth University SchoolOf Medicine for over seven years. Dr. Fanson, is the company liaison or technology transfer between the University and the industrial sector. Dr. Fanson is an expert in researching potential production processes and facilitating the manufacture of the final products, through technology transfer, which is vital to the Company.

         Dr. Allan Goldstein, PhD.

         Professor and Chairman of the department of Biochemistry and Molecular Biology at George Washington University School of Medicine. Dr. Goldstein is a expert on the workings of the human immune system and how immunity and ageing interplay in our bodies. Dr. Goldstein developed medications that have cured immune diseases. With over four hundred medical and scientific publications to his credit Dr. Goldstein will be able to share his understanding and knowledge of immunity and aging.

         Dr. James E. Fulton, Jr., M.D. PhD

         Voyager's newest member of the Scientific and Medical Advisory Board.Attended Tulane University Medical School receiving an M.D., in addition to receiving a PhD in Biochemistry form the University of Miami and a Diploma from both the American Academy of Cosmetic Surgery and American Academy of Dermatology. Dr. Fulton is Board certified in both specialties. Dr. Fulton is the founder the Acne research Institute, founded in 1974 to foster research and increase awareness about complexion problems.

         Dr. Fulton was the Co-Developer of RETIN A and has eliminated the use of systemic antibiotics for the treatment of Acne. Dr. Faulton authored an internationally know book: "Step-by- Step Program For Clearing Acne."

         In the area of corrective surgery, Dr. Fulton has developed Chemical Peels and Laser Abrasion for the improvement of facial scars and published over 50 medical articles in the new fat transfer techniques, which he pioneered.

         Dr. Fulton's medical knowledge and experience are vital to the Company.


VOYAGER SHALL PROTECT INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES IN ORDER TO REMAIN COMPETITIVE IN OUR INDUSTRY

         Proprietary rights are important to our success and our competitive position. Although we seek to protect our proprietary rights through a variety of means, we cannot assure you that the actions we have taken are adequate to protect these rights.

         Voyager typically enters into confidentiality or license agreements with our clients, employees, professionals and corporate partners and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our rights. The steps we have taken may not prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

         Voyager may be required to obtain licenses from others to refine, develop, market and deliver current and new services and solutions. There can be no assurance that we will be able to obtain any of these licenses on commercially reasonable terms or at all, or that rights granted by these licenses will be valid and enforceable.

Trademarks.

         Voyager uses registered trademarks in its business, particularly relating to its corporate and product names. The Company owns six trademarks registered with the United States Patent and Trademark Office. The Company has also filed applications to register eight additional trademarks. Federal registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered mark in connection with a similar product in the same channels of trade by any third party anywhere in the United States, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs. The Company also has filed applications and owns trademark registrations, and intends to register additional trademarks, in foreign countries where the Company's products are or may be sold. Protection afforded registered trademarks in some jurisdictions may not be as extensive as the protection available in the United States. The Company under common law claims certain product names, unregistered trademarks and service marks.

         Common Law Trademark Rights do not provide Voyager with the same level of protection afforded by registration of a trademark. In addition, Common Law Trademark Rights are limited to the geographic area in which the trademark is actually used. The Company believes its trademarks, registered and claimed under common law, constitute valuable assets of the Company, adding to recognition of the Company and the marketing of its products. The Company therefore believes such proprietary rights have been and will continue to be important in enabling the Company to compete in its industry.

Trade Secrets.

         Voyager has certain trade secrets that it intends to protect, in part, through confidentiality agreements with employees and other parties. Certain of the Company's employees involved in research and development activities have not entered into such agreements. Even where such agreements exist, there can be no assurance that these agreements will not be breached, that the

Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

Patents.

         To the extent patents may be obtained for nutritional products, the scope of such patents may not be sufficiently broad to provide meaningful protection against infringement. Labeling regulations require the Company to disclose product ingredients and formulations, which makes enforcement of patents in the nutritional supplements industry difficult. The Company does not believe that the lack of patents in any way will adversely affect the Company's ability to compete in the nutritional supplement, anti-ageing, pain relief or weight management industries.

         The Company intends to protect its legal rights concerning its intellectual property by all appropriate legal action. The Company may become involved from time to time in litigation to determine the enforceability, scope and validity of any of the foregoing proprietary rights. Any such litigation could result in substantial cost to the Company and divert the efforts of its management and technical personnel.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION, AND HARM TO OUR REPUTATION

         Although we believe that our solutions do not infringe on the intellectual property rights of others, we cannot give any assurances that an infringement claim will be successfully defended. We may also license content from third parties in the future and it is possible that we could become subject to infringement actions based upon the content licensed from these third parties. In addition, a portion of our business involves the development of software applications for specific client engagements. The client generally retains ownership of client-specific software, although we retain rights to some of the applications, processes and other intellectual property developed in connection with client engagements. We may have disputes with our clients related to our development of software for specific client engagements and our ability to resell or reuse that software. A successful infringement claim against us could materially and adversely affect us in the following ways:

         - we may experience a diversion of our financial resources and the attention of technical and management personnel;

         - we may be liable for damages and litigation costs, including attorneys' fees;

         - we may be enjoined from further use of the intellectual property;

         - we may have to obtain a license to use the intellectual property, incurring licensing fees;

         - we may have to develop a non-infringing alternative, which could be costly and delay projects; and

         - we may have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.

INCREASING GOVERNMENT REGULATION COULD CAUSE US TO LOSE DISTRIBUTORS IMPAIRING THE GROWTH OF OUR BUSINESS

Regulatory Matters

     Product Regulation.

         Manufacturing, packaging, labeling, advertising, promotion, distribution, and sale of the Company's products are subject to regulation by numerous governmental agencies in the United States. In the United States, the FDA regulates the Company's products under the Food, Drug, and Cosmetic Act ("FDC Act") and regulations promulgated hereunder. The Company's products are also subject to regulation by, among others, the Consumer Product Safety Commission, the US Department of Agriculture, and the Environmental Protection Agency ("EPA"). Advertising of the Company's products is subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act ("FTC Act").

         The majority of the Company's products are regulated as dietary supplements under the FDC Act. Dietary supplements are regulated as foods under the Nutrition Labeling and Education Act of 1990 ("NLEA"). The LEA establishes requirements for ingredient and nutritional labeling and labeling claims for foods. Dietary supplements are also regulated under DSHEA. The Company believes DSHEA is favorable to the dietary supplement industry. The legislation for the first time defined "dietary supplement". Under DSHEA, a dietary supplement is a product intended to supplement the diet that contains one or more of certain dietary ingredients, such as a vitamin, a mineral, an herb or botanical, amino acid, a dietary substance for use by humans to supplement the diet by increasing the total dietary intake, or a concentrate, metabolite, constituent, extract or combination of the preceding ingredients.

         Under the current provisions of the FDC Act, there are four categories of claims that pertain to the regulation of dietary supplements. Drug claims are representations that a product is intended to diagnose, mitigate, treat, cure, or prevent a disease. Drug claims are prohibited from use in the labeling of dietary supplements. Health claims are claims that describe the relationship between a nutrient or dietary ingredient and a disease or health-related condition and can be made on the labeling of dietary supplements if supported by significant scientific agreement and authorized by the FDA in advance after notice and comment rulemaking. Nutrient content claims, which describe the nutritional value of the product, may be made if defined by the FDA through notice and comment rulemaking and if one serving of the product meets the definition. Nutrient content claims may also be made for dietary supplements if a scientific body of the US government with official responsibility for the public health has made an authoritative statement regarding the claim, the claim accurately reflects that statement, and the manufacturer, among other things, provides the FDA with notice of and basis for the claim at least 120 days before the introduction of the supplement with a label containing the claim into interstate commerce. Statements of nutritional support or product performance, which are permitted on labeling of dietary supplements without FDA pre-approval, are defined to include statements that:

         - Claim a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States,

         - Describe the role of a nutrient or dietary ingredient intended to affect the structure or function in humans,

         - Characterize the documented mechanism by which a dietary ingredient acts to maintain such structure or function, or

         - Describe general well being from consumption of a nutrient or dietary ingredient.

         In order to make a nutritional support claim the marketer must possess substantiation to demonstrate that the claim is not false or misleading. If the dietary ingredient does not provide traditional nutritional value, or a structure/function claim does not derive from an ingredient's nutritional value, prominent disclosure of the lack of FDA review of the relevant statement and notification to the FDA of use of the claim is required. The FDA recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although the Company believes its product claims comply with the law, depending on the content of the final regulation, the Company may need to revise its labeling.

         In addition, a dietary supplement that contains a new dietary ingredient (defined as an ingredient not on the market before October 15, 1994) must have a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The manufacturer must notify the FDA at least 75 days before marketing products containing new dietary ingredients and provide to the FDA the information upon which the manufacturer based its conclusion that the product has a reasonable expectation of safety.

         The FDA issued final dietary supplement labeling regulations in 1997 that require a new format for product labels and will necessitate revising dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industry is required to comply with these new regulations. The Company updated its product labels in 1997 in response to these new regulations. The FDA also announced that it is considering the adoption of new GMP's specificto dietary supplements. Such GMP's, if promulgated, may be significantly more rigorous than currently applicable GMP's and contains quality assurance requirements similar to the FDA's GMP's for drug products. The Company believes it currently manufactures its dietary supplement products according to the standards of the drug GMP's. However, the Company may be required to expend additional capital and resources on manufacturing controls in the future in order to comply with the law.

         Future products marketed by the Company may include over-the-counter ("OTC") drugs, and medical devices. The Company may have future products subject to pre market approval by the FDA. Future products maybe subject to regulation by the FDA under the FDC Act's adulteration and misbranding provisions. Future products may also be subject to specific labeling regulations, including warning statements if the safety of a cosmetic is not adequately substantiated or if the product may be hazardous, as well as ingredient statements and other packaging requirements under the Fair Packaging and Labeling Act. Future Products of the Company may meet the definition of a drug (e.g., are intended to treat or prevent disease or affect the structure or function of the body), such as the Company's anti-aging products, may be regulated as drugs. OTC drug pr ducts may be marketed if they conform to the requirements of any OTC monograph that is applicable to a drug. Drug products not conforming to monograph requirements for OTC drug products require an approved New Drug Application ("NDA") before marketing. An NDA requires, among other things, one or more adequate and well-controlled clinical trials demonstrating the drug's safety and effectiveness before approval. The Company in the future if the agency finds that a product or ingredient of one of the Company's OTC drug products is not generally recognized as safe and effective or does not include it in a final monograph applicable to one of the Company's OTC drug products, the Company will have to reformulate or cease marketing the product until it is the subject of an approved FDA or until such time, if ever, that the monograph is amended to include the Company's product..

         The Company's future products will be designed and marketed not to require pre market approval or clearance by the FDA. The Medical Device Amendments of 1976 to the FDC Act established three regulatory classes for medical devices depending on the degree of control necessary to provide a reasonable assurance of safety and effectiveness. Generally, Class I devices present the least risk to health and Class III devices present the greatest risk to health and the most complex or novel technologies. Some Class I and most Class II devices currently require pre-market notification and clearance by the FDA before marketing under section 510(k) of the FDC Act. Devices for which the FDA has not promulgated a classification regulation also requires pre market notification and clearance. Class III devices require pre market approval before commercial distribution, because the FDA either has promulgated a regulation requiring a pre market application for a pre-amendments type of device, or a post-amendments device was not found substantially equivalent to a legally marketed device.

         The Company's advertising of its products is subject to regulation by the FTC under the FTC Act. Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce.
Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement, the Company is required to have adequate substantiation for all material advertising claims made for its products.

         In recent years the FTC has initiated numerous investigations of and actions against dietary supplement, weight loss, and cosmetic products and companies. The FTC has recently issued a guidance document to assist these companies in understanding and complying with the substantiation requirement. The Company is organizing the documentation to support its advertising and promotional practices in compliance with the guideline.

         The FTC may enforce compliance with the law in a variety of ways, both administratively and judicially. Means available to the FTC include compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redresses, divestiture of assets, rescission of contracts, and such other relief as deemed necessary. Violation of such orders could result substantial financial or other penalties. Any such action by the FTC could materially adversely affect the Company's ability to successfully market its products.

         The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could include, however, requirements for the reformulation of certain products to meet new standards, the recall or discontinuation of certain products that cannot be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and additional scientific substantiation. Any or all such requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     Regulations-Network Marketing.

         Other laws and regulations affecting the Company have been enacted to prevent the use of deceptive or fraudulent practices that have sometimes been inappropriately associated with legitimate direct selling and network marketing activities. These include anti-pyramiding, securities, lottery, and referral selling, anti-fraud and business opportunity statutes, regulations and court cases. Illegal schemes typically referred to as "pyramid," "chain distribution," or "endless chain" schemes, compensate participants primarily for the introduction or enrollment of additional participants into the scheme. Often, Large up-front entry or sign-up fees characterize such schemes, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of the enterprise's products, rather than investments in such organizations or other non-retail sales related criteria. Where required by law, the Company obtains regulatory approval of its network marketing system, or, where such approval is not required or available, the favorable opinion of local counsel as to regulatory compliance.

         - In the United States, the FTC and state attorneys general regulate the network marketing system of the Company.

         The Company has never received a request to supply information regarding its network- marketing plan to certain regulatory agencies. Although the Company has from time to time modified its network marketing system to comply with interpretations of various regulatory authorities, it believes that its network-marketing program presently is in compliance with laws and regulations relating to direct selling activities. Nevertheless, the Company remains subject to the risk that, in one or more of its present or future markets, it's marketing system or the conduct of certain of its distributors could be found not to be in compliance with applicable laws and regulations. Failure by the Company or its distributors to comply with these laws and regulations could have an adverse material effect on the Company in a particular market or in general. Any or all of such factors could adversely affect the way the Company does business and could affect the Company's ability to attract potential distributors or enter new markets. In the United States, the FTC has been active in its enforcement efforts against both pyramid schemes and legitimate network marketing organizations with certain legally problematic components, having instituted several enforcement actions resulting in signed settlement agreements and payment of large fines. Although the Company has not been the target of an FTC investigation, there can be no assurance that the FTC will not investigate the Company in the future.

         The Company cannot predict the nature of any future law, regulation, interpretation or application, nor can it predict what effect additional governmental legislation or regulations, judicial decisions, or administrative orders, when and if promulgated, would have on its business in the future. It is possible that such future developments may require revisions to the Company's network marketing program. Any or all of such requirements could have a material adverse effect on the Company's business, results of operations and financial condition.

         Pursuant to a Shared Services Agreement with Voyager Internet Group . Com, we will be relying on Voyager Internet Group . Com to provide a number of transitional services to us, including among others accounting, tax, benefits administration, human resources and information systems.

POTENTIAL FUTURE ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE

         Although we currently have no specific plans to do so, we may acquire other businesses in the future that may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. Such integration efforts may not succeed or may distract our management from servicing existing clients. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we finance the acquisitions by issuing equity or equity-linked securities.

RISK FACTORS RELATING TO SECURITIES MARKETS

         There are risks relating to securities markets that you should consider in connection with your ownership of our stock.

THE MARKET PRICE FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED
BY SALES OF COMMON STOCK IN THE PUBLIC MARKET

         Sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could have a material adverse effect on the price of our common stock. The shares of our common stock distributed in the spin-off will be freely tradable except for shares received by persons who may be deemed to be our "affiliates."

         We intend to file registration statements on Form S-8 covering the issuance of shares of our common stock pursuant to those plans. Accordingly, the shares issued pursuant to either of those plans will be freely tradable, subject to the restrictions on resale by persons who may be deemed to be our affiliates.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THE SPIN-OFF

         The market price of our common stock could be subject to significant fluctuations in response to our operating results, changes in earnings estimated by securities analysts or our ability to meet those estimates, publicity regarding the direst sales industry in general and other factors. Some or all of these factors may be beyond our control. In particular, the realization of any of the risks described in these "Risk Factors," including the possibility of substantial sales of our common stock and the timing, structure and terms of the spin-off, could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been seemingly unrelated to the operating performance of particular companies, particularly those that are technology related. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management's attention and resources.

         In addition, the stock market has historically experienced extreme price and volume fluctuations which have particularly affected the market prices of many nutritional supplement companies and network marketing companies and which often have been unrelated to the operating performance of such companies. Moreover, the Company's common stock may be even more prone to volatility than the securities of other businesses in similar industries in light of the relatively small number of shares of common stock not held by affiliates. Given such relatively small "public float," there can be no assurance that the prevailing market prices of common stock will not be artificially inflated or deflated by trading even on relatively small amounts of common stock.

         There is currently no public market for our common stock and we cannot assure you that an active trading market will develop or be sustained after the spin-off.

THE SPIN-OFF
BACKGROUND OF THE SEPARATION AND DISTRIBUTION

         Voyager Group Inc is a wholly owned subsidiary of Voyager Internet Group . Com. Voyager Internet Group . Com strategic initiative to expand the company's presence in the B-2--B (Business-to-Business e commerce sector. The company is focused on gaining market shear by incubating a network of B-2-B e commerce companies and becoming a premier B-2-B e- commerce community. Voyager's B-2-B e commerce assists corporate customers in streamlining operations and reducing SG & A by putting processes online. Voyager Internet B-2-B
Community will increase corporate efficiencies by supporting or conducting transactions on line. facilitate interaction AND TRANSACTIONS AMONG BUSINESS AND PROFESSIONALS through their Community.

         Voyager Internet Group . Com strategic imitative to be a primary B-2-B e commerce company in the e commerce sector January 0f 1999 announced under certain conditions, Voyager internet Group . Com intends to distribute to its shareholders on or just after April 30, 2000 all of the Common Stock of Voyager group, inc owned by Voyager Internet Group . Com.

         Voyager Internet Group .Com will own approximately less than one percent of the outstanding shares of Common Stock of Voyager group Inc.

CONDITIONS TO THE DISTRIBUTION

         The Distribution is subject to the satisfaction, or waiver by the Board of Directors of Voyager Internet Group . Com (the "Voyager Internet Group . com Board"), in its sole discretion, (i) any material Governmental Approvals and Consents (as such terms are defined herein necessary to consummate the Distribution shall have been obtained and shall be in full force and effect;
(ii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Voyager internet Group . Com shall have occurred or failed to occur that prevents the consummation of the Distribution; and (iii) no other events or developments shall have occurred, in the judgment of the Voyager Internet Group
 . Com Board, would result in the Distribution having a material adverse effect on Voyager Internet Group . Com or on the shareholders of Voyager Internet group
 . Com. The Voyager Internet Group . Com Board will have the sole discretion to determine the date of consummation of the Distribution (the "Distribution Date") at any time after the Closing Date and on or prior to Voyager Internet Group . Com. Voyager Internet Group . Com agreed to consummate the Distribution, subject to the satisfaction, or waiver by the Voyager Internet group . Com, in its sole discretion, of the conditions set forth above. In the event that any such condition shall not have been satisfied or waived on or before Voyager Internet Group . Com, Voyager Internet Group . Com agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions.

STRATEGIC REORGANIZATION

         Over the past year, Voyager Internet Group . Com board of directors, and shareholders ernatives to separate the businesses of the Voyager Group Inc, including by way of a spin-off Voyager Group, Inc common stock. On March 22 2000, Voyager Internet Group . Com announced its intention to spin-off Voyager Group Inc through the tax-free distribution of Voyager Group Inc shares to Voyager Internet Group . Com stockholders.

         The spin-off is designed to separate Voyager Internet Group . Com and Voyager Group Inc businesses. We expect that important benefits will accrue to Voyager Internet Group . Com and Voyager Group Inc, including the following:

Capital Financing Flexibility.

         After the spin-off, each company should have greater capital planning flexibility. For example, each company would be able to use its own stock to pursue acquisitions if and when it chooses to do so, subject to federal income tax considerations. For a more complete discussion of restrictions on our use of our stock for acquisitions, ." The Voyager Group Inc business will not have to compete with Voyager Internet Group . Com to secure funding or the investments it believes are appropriate to affect its growth plan.

Business Focus.

         As a result of the spin-off, Voyager Group Inc will be better able to focus its attention and financial resources on its own business and on exploring and implementing the most appropriate growth opportunities and executing its own strategic plans.

Employee Incentives.

         The spin-off will allow each company to develop incentive programs for management and other professionals that are tailored to their own business and are tied to the market performance of their own common stock. These programs will more directly reward employees based on each company's individual success.

Simplified Internal Structures.

Management of each company should be able to implement simplified organizational and internal reporting structures.

MANNER OF EFFECTING THE SPIN-OFF

         Voyager Internet Group . Com will accomplish the spin-off by distributing all of the outstanding common stock of Voyager Group Inc owned by Voyager Internet Group . Com to Voyager Internet Group . Com stockholders as a dividend. Voyager Internet Group . Com shareholders have declared a dividend necessary to effect the spin-off. Each Voyager Internet Group . Com stockholder of record as of the close of business on March 31,2000, which is the "record date" for the spin-off, will be entitled to participate in the spin-off. On the spin-off date, those same Voyager Internet Group . Com stockholders will each receive one share of our common stock for every one share of Voyager Internet Group . Com common stock that they hold as of the record date. Although the spin-off will not occur unless the stated conditions are satisfied, we expect that the spin-off will take place on or shortly after April 30, 2000. For a more complete discussion of the conditions required for the spin-off to occur.

         As soon as possible on or after the spin-off date, Voyager Internet Group . Com will deliver to the spin-off agent, as agent for Voyager Internet Group . Com stockholders as of the close of business on the record date for the spin-off, certificates representing shares of Voyager Group Inc common stock. The spin-off agent will then mail, on or about the spin-off date, certificates representing shares of our common stock to those stockholders.

         Voyager Internet Group . Com stockholder will not be required to pay cash or any other consideration for the shares of Voyager Group Inc common stock to be received in the spin-off or to surrender or exchange shares of Voyager Internet Group . Com common stock in order to receive Voyager Group Inc common stock. Accordingly, Voyager Group Inc will not receive any proceeds from the distribution of Voyager Group Inc shares in the spin-off.

RESULTS OF THE SPIN-OFF

         After the spin-off, Voyager Internet Group . Com and Voyager Group Inc will be separate, independent public companies. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of Voyager Internet Group . Com.

         The number and identity of our stockholders immediately after the spin-off will be the number and identity of Voyager Internet Group . Com stockholders at the close of business on the record date for the spin-off described under "Certain Transactions." Immediately after the spin-off we expect to have approximately 200 holders of record of our common stock and approximately 11,300,034 shares of our common stock issued and outstanding, based on the number of holders of record and issued and outstanding shares of Voyager Internet Group . Com common stock on March 31, 2000.

MATERIAL FEDERAL TAX CONSEQUENCES

         The following summarizes the material United States Federal Income tax consequences of the spin-off. The discussion that follows is based on and subject to the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations under the Code, existing administrative interpretations and court decisions as of the date of this information statement/prospectus, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. The following discussion does not address the effects of the spin-off under any state, local or foreign tax laws.

         The tax treatment of a Voyager Internet Group . Com stockholder may vary depending upon the stockholder's particular situation, and some Voyager Internet Group . Com stockholders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons who do not hold Voyager Internet Group . Com stock as capital assets, employees of Voyager
Internet Group . Com, and individuals who hold Voyager Internet Group . Com stock as part of a straddle or conversion transaction) may be subject to special rules not discussed below.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, AND FOREIGN AND OTHER TAX RULES, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

         Voyager Internet Group . Com has reviewed IRS regarding the United States federal income tax consequences of the spin-off, substantially to the effect that, among other things:

         - Voyager Internet Group will recognize no gain or loss . Com or Voyager Group Inc upon the transfer of the Voyager Group Inc business assets by Voyager Internet Group . Com to Voyager Group Inc (and the assumption by Voyager Group Inc of some liabilities);

         - The spin-off will qualify as a tax-free spin-off under Section 355 of the Code;

         - Voyager Internet Group will recognize no gain or loss . Com upon the distribution of all of its shares of Voyager Group Inc common stock to the stockholders of Voyager Internet Group . Com;

         - No gain or loss will be recognized by (and no amount will be included in the income of) the Voyager Internet Group . Com stockholders as a result of their receipt of Voyager Group Inc common stock in the spin-off;

         - In connection with the spin-off, a stockholder's basis in Voyager Internet Group. Com stock will be apportioned between the Voyager Internet Group . Com stock and the Voyager Group Inc common stock received in the spin-off in accordance with their relative fair market values on the date of the spin-off; and

         - The holding period of the Voyager Group Inc common stock received in the spin-off will include the holding period of the Voyager Internet Group . Com stock with respect to which the Voyager Group Inc common stock will be distributed, provided the Voyager Internet Group . Com stock is held as a capital asset on the date of the spin-off.

         Voyager Internet group . Com review is based upon various factual representations and assumptions, as well as upon undertakings that Voyager Internet Group . Com and we have agreed to. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in a material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in a material respect, any undertaking were not complied with, or the facts upon which the ruling is based were materially different from the facts at the time of the spin-off, the review from received from the IRS might be invalid.

         Some acquisitions of the stock of Voyager Group Inc or Voyager Internet Group . Com prior to, or following, the spin-off might cause the spin-off to be taxable, for federal income tax purposes, to Voyager Internet Group . Com (but not its stockholders) if the acquisitions involve, in the aggregate, 50% or more (by vote or value) of the stock of Voyager Group Inc or Voyager Internet Group . Com and are found to be part of a plan (or series of related transactions) of which the spin- off is a part.

         If the contribution or the spin-off were not to qualify for tax-free treatment for United States federal income tax purposes then, in general, a very substantial tax would be payable by Voyager Internet Group . Com. Such a tax would generally be based on the excess of the gross fair market value of the Voyager Group Inc business over the tax basis of the assets included in that business (which tax basis is expected to be insignificant relative to the fair market value). If the spin-off were not to qualify for tax-free treatment for United States federal income tax purposes (other than by reason of acquisitions described in the preceding paragraph) then, in general, a very substantial tax would also be payable by the Voyager Internet Group . Com stockholders. In general, a Voyager Internet Group . Com stockholder would be treated as having received a distribution equal to the fair market value of the Voyager Group Inc stock on the date of distribution. The distribution would be taxed as ordinary dividend income to the extent not in excess of Voyager Internet Group . Com current and accumulated earnings and profits. Thereafter, the distribution would decrease (but not below zero) a Voyager Internet Group . Com stockholder's tax basis in his or her Voyager Internet Group . Com stock. Thereafter, the distribution would be taxed as gain from the sale or exchange of Voyager Internet Group . Com stock.

         Under United States federal income tax laws, Voyager Internet Group . Com and Voyager Group Inc would be jointly and severally liable for Voyager Internet Group . Com federal income taxes resulting from the contribution or spin-off being taxable. As summarized below under "Voyager Group Inc Relationship with Voyager Internet Group . Com after the Spin-Off -- Tax Sharing and Disaffiliation Agreement," arrangements will exist between Voyager Internet Group . Com and Voyager Group Inc relating to tax sharing and other tax matters, including indemnification by Voyager Internet Group . Com and Voyager Group Inc to each other with respect to the failure of the contribution of the Voyager Group Inc business or the spin-off to be tax free.

         United States Treasury Regulations require each Voyager Internet Group . Com stockholder to attach to its United States federal income tax return for the year of the spin-off a detailed statement setting forth data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable time after the spin-off, Voyager Internet Group . Com will provide Voyager Internet Group . Com stockholders with the information necessary to comply with these requirements, and will provide information regarding the allocation of the tax basis as described in the fifth bullet point above in this section. The private letter ruling, if received by Voyager
Internet Group . Com, will not specifically address the tax basis allocation rules applicable to Voyager Internet Group . Com stockholders who hold blocks of Voyager Internet Group . Comstock with different per share tax bases and these stockholders should consult their own tax advisors in that regard.

         ALL VOYAGER INTERNET GROUP . COM STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND ANY CHANGES IN UNITED STATES FEDERAL INCOME TAX LAW THAT MAY OCCUR AFTER THE DATE OF THIS INFORMATION STATEMENT/ PROSPECTUS.

MARKET FOR VOYAGER GROUP INC- COMMON STOCK

         See "Risk Factors" for a discussion of considerations relating to the market for and trading prices of our common stock following the spin-off.

         Currently there is no regular public market for our common stock. Voyager Group Inc. will make application and approval for listing the common stock on the NASDAQ Bulletin Board Market under the symbol "VYGP," subject to official notice of NASDAQ.

         "Regular-way" trading of our common stock is expected to begin when approved by NADAQ.. In addition, "when-issued" trading for our common stock will not develop prior to the spin-off date. "When-issued" trading refers to that period when shares are traded prior to the time- shares are actually available or issued.

         Shares of our common stock distributed in the spin-off will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with, us and may include some of our officers, directors or principal stockholders. Persons or entities who or which are our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement under the Securities Act or any exemption from the registration requirements of the Securities Act that may be available.

CONDITIONS TO THE SPIN-OFF

         The spin-off is conditioned on, among other things, declaration of the spin-off by the Voyager Internet Group . Com board of directors. Other conditions to the spin-off include:

         - Voyager Internet Group . Com review -- Material Federal Tax Consequences (which has been completed);"

         - the receipt by Voyager Internet Group . Com board of directors an opinions regarding the fairness to stockholders of Voyager Internet Group . Com of the spin-off and the viability of Voyager Internet Group . Com and Voyager Group Inc after the spin-off;

         - receipt of all material approvals and consents necessary to consummate the spin-off;

         - the absence of any prohibition of the spin-off by any law or governmental authority;

         - registration of our common stock under the Securities Act and the Securities Exchange Act of 1934 (the "Exchange Act") (which registrations have been effected); and

         - application for listing on The NASDAQ Bulletin Board Market common stock (is in progress).

         Even if all the conditions to the spin-off are satisfied, Voyager Internet Group . Com has reserved the right to amend or terminate the
reorganization   agreement   providing   for  the   spin-off   and  the  related
transactions. The Voyager Internet Group . Com board of directors has not attempted to identify or establish objective criteria for evaluating the particular types of events or conditions that would cause it to consider amending or terminating the spin-off. Although the conditions described above may be waived by Voyager Internet Group . Com to the extent permitted by law, the Voyager Internet Group . Com board of directors presently has no intention to proceed with the spin-off unless each of these conditions is satisfied.

INDUSTRY  OVERVIEW

         The nutritional supplements industry includes many small and medium-sized companies that manufacture and distribute products generally intended to enhance the body's performance and well being. Nutritional supplements include vitamins, minerals, dietary supplements, herbs, botanicals and compounds derived there from.

         According to Packaged Facts, an independent consumer market research firm, the retail market for nutritional supplements experienced a compound annual growth rate in the United States of approximately 15% from 1992 to 1998 with sales totaling an estimated $9.3 billion in 1998.

         The Company believes that growth in the nutritional supplement market is driven by several factors including:

         -        Increased   public's   awareness  and   understanding  of  the
                  Connection between diet and health, by way of the Internet.

         - The aging baby-boomer generation, which is more likely to consume nutritional supplements,

         -        Product and scientific research,

         - The adoption of the Dietary Supplement Health and Education Act of 1994 ("DSHEA") in the United States.

         Nutritional supplements are sold through mass-market retailers, including mass merchandisers, drug stores, supermarkets and discount stores, health food stores and direct sales organizations, including network marketing organizations and catalog companies. Direct selling, of which network marketing is a significant segment, has increased in popularity as a distribution channel due primarily to advances in technology and communications resulting in improved product distribution and faster dissemination of information. The distribution of products through network marketing has grown significantly in recent years. The World Federation of Direct Selling Associations reported that, from 1990 through 1998, worldwide direct distribution of goods and services to consumers increased approximately 71%, resulting in the sale of approximately $81.3 billion of goods and services in 1998. The Direct Sellers Association

("DSA") reported total 1998 direct sales at retail of $23.2 billion in the United States. According to the "Survey of Attitudes toward Direct Selling," commissioned by the DSA, and conducted and prepared by Within Worldwide, among the three product categories experiencing the greatest gains in the direct selling industry since 1976 are food, nutrition and wellness products.

         As a developer of novel nutritional supplements with a network marketing distribution system, the Company believes it is well positioned to capitalize on the demand for nutritional supplement products and growth trends in direct sales.

Operating Strengths and Growth Strategy

         Voyager's objective is to be a leading developer, and distributor of novel, proprietary, patented, patent applied for scientific-based nutritional products with state of the art of technology in communication, distribution, shipping and the like.

         Voyager's Medical Advisory Committee has been charting Voyager a new course. Dr. Hower directs the Company's research and development effort and the members of the Scientific Medical Advisory Committee, which has access to teams of scientists and researchers holding various degrees. The Scientific Medical Advisory Committee:

         -        Investigate in vitro activity of new natural extracts,

         - Identify and research combinations of nutrients that may be candidates for new products,

         - Study the metabolic activity of existing and newly identified nutritional supplements, and

         - Enhance existing products as new discoveries in nutrition are made.

         The Scientific Medical Advisory committee performs retrospective analyses of anecdotal information provided by distributors, consumers of its products. During the Year 2000, the Company will sponsor several double blind, placebo-controlled clinical studies intended to further investigate the efficacy of its products.

         - The Company is able to control the quality of raw materials and the purity and potency of its finished products by contracting with F.D.A. certified manufactures

         - The Company can monitor the manufacturing process to reduce the risk of product contamination, by contracting F.D.A. approved manufactures,

         - The Company can ensure accurate product labeling by testing products at several stages in the manufacturing process, and

         - The Company believes it can better insure the safety and control the underlying costs associated with manufacturing nutritional supplements by contracting with F.D.A. approved manufactures .

Voyager's Scientific Medical Advisory Committee

         The Scientific Medical Advisory Committee listed below is committed to formulating the best scientifically validated health and nutrition products available. The newly elected president and CEO Mr. John Southeralnd consider Voyagers Medical Board critical to the success of the company's, product research, clinical studies and the like. Voyager's Scientific Medical Advisory Board members through conference call, audio-visual tapes and Voyager special events in and around the United States will provide diverse yet complete intellectual resources to Voyager's distributors.

         The  Scientific  Medical Advisory Committee members are:

         Dr. William Regelson M.D.

         Chairman of Voyager's Scientific Medical Advisory Board; Professor of Internal Medicine, Hematology and Oncology at Virginia University School of Medicine, and Author of two books, "The Milton Miracle" and the "Super hormone Promise". Dr. Regelson will share his insight and knowledge on the importance of hormones and hormonal lance in the human bodies.

         Dr. John Hower, M.D., Ph.D.

         Board Certified Practice vascular surgeon. Dr. Hower maintains clinical faculty positions in the Departments of Surgery at Emory University of Medical in Atlanta and Tulane University School of Medicine in New Orleans. Additionally, Dr. Hower holds a PhD degree in physical chemistry. Dr. Hower's, research into anti-oxidants and their potential to deter and prevent free radical damage is well documented. In addition, Dr. Hower coordinates development of product information, product research, studies, formulation development and dissemination of product information to Voyager's Board of Director s of which he is a member.

         Dr. Richard Fanson, PhD

         Was professor of Biochemistry at Virginia Commonwealth University School of Medicine for over seven years. Dr. Fanson, is the company liaison for technology transfer between the University and the industrial sector. Dr. Fanson is an expert in researching potential production processes and facilitating the manufacture of the final products, through technology transfer, which is vital to the Company.

         Dr. Allan Goldstein, PhD.


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



         Professor and Chairman of the department of Biochemistry and Biology at George Washington University School of Medicine. Dr. Goldstein is an expert on the workings of the human immune system and how immunity and ageing interplay in our bodies. Dr. Goldstein developed medications that have cured immune diseases. With over four hundred medical and scientific publications to his credit Dr. Goldstein will be able to share his understanding and knowledge of immunity and aging.

         Dr. James E. Fulton, Jr., M.D. PhD

         Attended  Tulane  University  Medical  School  receiving  an  M.D.,  in addition to receiving a PhD in Biochemistry form the University of Miami from both the American Academy of Cosmetic Surgery and American Academy of Dermatology. Dr. Fulton is Board certified in both specialties.

         Dr. Fulton is the founder the Acne research Institute, founded in 1974 to foster research and increase awareness about complexion problems.

         Dr. Fulton was the Co-Developer of RETIN A and has eliminated the use of systemic antibiotics for the treatment of Acne. Dr. Faulton authored an internationally know book: "Step-by- Step Program For Clearing Acne."

         In the area of corrective surgery, Dr. Fulton has developed Chemical Peels and Laser Abrasion for the improvement of facial scars and published over 50 medical articles in the new fat transfer techniques, which he pioneered.

         Dr. Fulton's medical knowledge and experience are vital to the Company.

Distributor Compensation Plan and Benefits.

         The Company is committed to providing a highly competitive compensation plan to attract and retain distributors, who constitute the sales force of the Company. The Company believes its distributor compensation plan is one of the most financially rewarding in the direct selling industry. Distributor incentives were fifty seven percent (57%) of net sales in 1999.

         The Company pays  distributor  incentives  on a weekly basis and offers its distributors several benefits, including telecommunications and is developing distributor participation in a plan to purchase Company common stock through commission checks deductions. The Company also provides extensive support services to its distributors by telephone, fax and the Internet. The Company sponsors events throughout the year, which offer information about the Company's products and network marketing system. These meetings are designed to assist distributors in business development and to provide a forum for interaction with successful distributors and the Company's Scientific Medical Advisory Committee.

         Experienced Management and Scientific Medical Advisory Board team includes individuals with expertise in various scientific and managerial disciplines, including nutrition, product research and development, marketing, direct sales, information technology, finance, operations and manufacturing. The current executive management team has been in place for about nine months and has been responsible for strengthening the Company's internal controls, financial condition and infrastructure to support growth and international expansion.

Growth Strategy

         The Company intends to increase net sales and profits by implementing the following growth strategy:

         Introduce New Products.

         The Company utilizes its research and development capabilities to introduce novel, proprietary, patented, and patent applied for products and to continuously enhance existing products. During the year 2000, Voyager will introduce several new products, including two nutritional supplements, a total anti-ageing system and weight management systems. The Company plans to introduce new and novel products annually, usually at Company-sponsored distributor events. Voyager's year 2000 strategy in the United States will begin with a videoconference, which will be attended by distributors and guests at approximately 100 locations. The Company will introduce new products for its United States market including: anti-ageing, weight management and modular designed nutritional products, which will replace several bottles of vitamins and the like.

         Attract and Retain Distributors.

         Since its inception, the Company has had a very slow growth in the number of distributors and the number of Preferred Customers. As of July 31, 1999, the Company had approximately 4,000 current distributors and 1,000 Preferred Customers compared to approximately 9,000 current distributors and 2,000 Preferred Customers two year ago. The Company believes it can attract and retain distributors by offering high-quality products, comprehensive distributor and customer support services, and a rewarding compensation plan.

Markets.

         The Company believes that, significant growth opportunities exist in the United States markets. The Company's decision to enter new markets is based on its assessment of several factors, (a) anticipated demand for the Company's novel patented products, and (b) increased receptivity to direct sales in the United States for products with real science. The Company has begun the application process for patents and to register certain of its products with regulatory and government agencies in order to position it for future market expansion.

         The Company seeks to seamlessly integrate its distributor compensation plan in markets where the Company's products are sold in order to allow distributors to receive commissions through its ability to process distributor and preferred customer product orders for next day commission on products sales. The Company intends to accomplish this integration through a

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



credit card processing down line structure. This credit card processing system will allow distributors to receive commissions on product orders the next day, and will simplify order entry. The Company anticipates that this new credit card system will attract new distributors and customers.

Products

         Product names used in this report are, in certain cases, trademarks and are also the proprietary, patented and patent applied for property of the company, including: Tiger Power(TM), Vital 90 Platinum(TM), Vital Minerals(TM), and Real D.H.E.A.(R), Colloidal Cat's Claw(TM), Liquid-PYC(TM), P.Y.C. Plus(R), Colloidal Silver(TM), Super Soy(TM), Vital Essence(R), Optimal Enzymes(TM), and Vital Biotic(TM). The Company's primary product lines consist of nutritional, anti-ageing, weight management and pain relief products. In each of the last three fiscal years, the nutritional product line constituted 80% or more of the Company's net sales. The Company's principal product lines are briefly described below:

Primary Products

         Tiger Power(TM) (Liquid & Capsules) is a non-ephedrine weight loss formula-based preparation. Dr. John Hower a company Director and member of the Scientific Medical and Advisory Board, using new "Modular Design" technology, has been able to create a dietary supplement, both safe and effective, that helps not only promotes significant weight loss but also works to maintain desirable weight levels over time. Recent scientific advances establish that weight gain or loss is the result of a complex interplay between emotions, moods, hormone levels and to an extent the foods we eat. Tiger Power(TM)contains forty-one (41) ingredients, combined into "Modules", formulated into a proprietary patented exclusive one-of-a-kind product. Tiger Power(TM) promotes sugar and insulin stabilization so that fat is used more for energy rather than for storage as unwanted pounds. The appetite suppressant properties of Tiger Power(TM) promotes more control over food choices. Tiger Power(TM) promotes neurotransmitter synthesis and function, thus stabilizing moods and eliminating cravings. By promoting general metabolic wellness and nutrition, Tiger Power(TM) provides the building blocks naturally for a sound nutritional strategy.

Voyager's Product Research and Development

         The Company's Medicinal Board is committed to continuous novel product innovation and improvement through sound scientific research. The mission of the Company's research and development team is to develop superior products that support life-long health. Products are developed and enhanced using a combination of published research, in vitro testing, in-house clinical studies and sponsored research. The Company and the Medical Board periodically consults with additional physicians who advise the Medical board and the Company on product development. The Scientific medical Advisory Board has limited the Company cost for research and development activities to a very small amount of money by absorbing costs them. The Voyager Medical Advisory Board intends to continue to use its resources in the research and development of new products and reformulation of existing products of the Company. The

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



Scientific Medical Advisory Board and the Company maintains a research and development program based upon established scientific research methodologies. Clinical evaluations are designed by the Medical Board and sponsored by the Company. Anecdotal information from customers is reviewed and retrospective analyses are performed on this data. Contract clinical studies are conducted on selected existing products for which the retrospective analysis has demonstrated a positive effect and on new products to investigate efficacy. The Company will sponsor three double blind, placebo-controlled clinical studies in the very near term.

Product Manufacturing and Quality Assurance

         The Company's products are currently manufactured by F.D.A certified manufactures unaffiliated with the Company. Additionally the company requests information so listed below in the following steps and additional confidential information is requested from the F.D.A.

         -        Identifying and evaluating suppliers of raw materials,

         -        Acquiring premium-quality raw materials,

         -        Weighing or otherwise measuring the raw materials,

         -        Mixing raw materials into batches,

         -        Forming the mixtures into tablets,

         -        Coating and sorting the tablets, and

         -        Bottling and labeling the finished products.

         All the Company's products are currently produced by manufactures unaffiliated with the Company. The Company's profit margins and its ability to deliver its existing products on a timely basis are dependent upon the ability of the Company's outside manufactures to continue to supply products in a timely and cost efficient manner. Furthermore, the Company's ability to enter new markets and sustain satisfactory levels of sales in each market depends in part upon the ability of suitable outside manufactures to reformulate existing products, if necessary to comply with local regulations or market environments, for introduction into such markets. Finally, the development of additional new products in the future will likewise be dependent in part on the services of suitable F.D.A certified outside manufacturers.

         The Company currently acquires products or ingredients from suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes that, in the event it is unable to purchase any products or ingredients from its current suppliers, the Company could produce such products, replace such products, or substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on the Company's business and results of operations.

         The Company currently relies on three (3) unaffiliated manufacturer to produce approximately 99% of its products, the Company's agreement with the primary supplier of the Company's products is limited to a non-disclosure agreement. The Company believes that in the event that the Company's relationship with the key manufacturer is terminated, the Company will be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of the manufacturer would not have a material adverse effect on the Company's business and results of operations.

Product Testing Year 2000

         The Company will contract independent companies to conduct sample testing of raw materials and finished products for purity, potency and composition conforming to the Company's specifications.

         The  Company's  third-party   manufacturers  and  vendors  package  the
Company's products according to formulations developed by or in conjunction with Voyager's product development team.

         Voyager will conduct product quality assurance testing in laboratories located in California. The tests will be for biological contamination in raw materials, finished goods and for chemical contamination, accurate active ingredient levels of raw materials, finished products and conduct stability tests on finished products. The Company will ask for assays on vitamins and mineral constituents under United States Pharmacopoeia and other validated methods in its analytical chemistry laboratories. Product Available

         Most of the raw ingredients used in the manufacture of the Company's products are available from a number of suppliers. The Company has not generally experienced difficulty in obtaining necessary quantities of raw ingredients. When supplies of certain raw materials have tightened, the Company has been able to find alternative sources of raw materials when needed and believes it will be able to do so in the future.

Distribution and Marketing

         Voyager distributes its products primarily through a network marketing system. The Company sells directly to its Preferred Customers. Network marketing is a form of person-to-person direct selling through a network of vertically organized distributors who purchase products at wholesale prices from the manufacturer and then make retail sales to consumers. The emergence of readily available means of mass communication such as personal computers, facsimiles, low- cost long distance telephone services, satellite conferencing and the internet have contributed to the rapid growth of direct selling, including network marketing. Network marketing is gaining in popularity as a viable alternative to traditional retail and mail order marketing. The concept of network marketing is based on the strength of personal recommendations that frequently come from friends, neighbors, relatives and close acquaintances. The Company believes that network marketing is an effective way to distribute its products because it allows person-to- person product education, which is not as readily available through traditional distribution channels.

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




         Customers who desire to sell the Company's products may become distributors by being sponsored into the program by another distributor, thereby becoming part of the sponsoring distributor's down line. The Company believes many of its distributors are attracted to Voyager because of the quality of its products and its rewarding compensation plan. New distributors must enter into a written contract, which obligates them to adhere to Voyager's policies and procedures.

         Distributors order products directly from the Company, subject to certain limitations and restrictions. For example, a distributor may not purchase more products during any four-week period than the distributor can reasonably expect to sell and personally consume during that same period. Distributorships continue until terminated by the Company or voluntarily canceled by the distributor. Primarily a distributor's sponsor provides initial training of distributors about the Company, its products, the distributor compensation plan, and how to effectively engage in network marketing and others in they're up line organization. In addition, the Company develops and sells a variety of training materials and sales aids, as well as a detailed policies and procedures manuals and description of the Company's distributor compensation plan. The Company sponsors and conducts regional, national and international distributor events and intensive leadership training seminars. Attendance at these sessions is voluntary, and the Company undertakes no generalized effort to provide individualized training to distributors. Distributors may not sell competitive products to other Voyager distributors or solicit Voyager distributors to participate in other network marketing opportunities. The Company also restricts advertising and making representations or claims concerning its products or compensation plan.

The Distributor Compensation Plan

         The compensation plan provides several opportunities for distributors to earn compensation, provided they are willing to consistently work at building, training and retaining there down line organizations to maintain sales of the Company's products to consumers. The Company believes its distributor compensation plan is distinctive for its equitable distributor payouts, which are designed to create appropriate incentives for sales of Voyager products. Each distributor must purchase and sell product in order to earn commissions and bonuses. Distributors cannot simply recruit others for the purpose of developing a down line and then earn income passively. Distributors can earn compensation in three ways:

         - Purchasing products at special distributor prices from the Company and selling them to consumers at higher retail prices,

         -        Generating sales volume points in their down lines, and

         - Participating in a leadership bonus pool paid to distributors who meet certain performance requirements.

         The Company seeks to seamlessly integrate its distributor compensation plan across all markets in which its products are sold, in order to allow distributors to receive commissions for global, rather than merely local, product sales in the future. This seamless down line structure is being designed to allow a distributor to build a global network by creating down lines across national borders in the future.

         During the year 2000 the Company will begin a process of reviewing and established several distributor benefit programs designed to strengthen distributor loyalty. Among these programs may be (a) the Company's Distributor Stock Purchase Plan (DSPP), a telecommunications program and an affinity credit card plan. The DSPP will allow distributors to make open-market purchases of the Company's common stock through commission checks deductions. An Executive Committee (to be elected) of the Company's Board of Directors will administer the DSPP and purchases will be made through a registered broker-dealer. Under the telecommunications program, the Company will view contacts with a long distance carrier to provide Internet access, long distance, calling card service and residential toll-free service to distributors at competitive rates. The Company is reviewing and may offer its distributors a co- branded credit card, issued by a large credit card processor, with competitive terms. Distributors who are enrolled in the credit card and telecommunications programs may also earn commissions on purchases and calls made by members of their down line who participate in the programs under review. The Company is currently evaluating the introduction of these benefits programs only in the United States.

Product Return Policy

         The Company's product return policy allows retail customers to return the unused portion of any product to the distributor and receive a full cash refund.

         The Company reimburses any distributor who provides a refund to a customer with product or credit in his or her account upon providing proper documentation and the remainder of the returned product. Return have unused and resalable products initiated by a distributor will be refunded 100% of the purchase price to the distributor, less a 10% restocking fee for up to one year from the date of purchase. Product that was damaged during shipment to the distributor is also 100% refundable. Product returns valued at $100 or more, other than product that was damaged at the time of receipt by the distributor, may result in termination of the distributorship. Returns as a percentage of net sales were less than .05%in 1999.

         Substantially all of the Company's sales are made through independent distributors. No single distributor accounted for 3% or more of net sales in any of the last three fiscal years. Distributors submit signed application and agreement forms to the Company, which obligate the distributors to follow the Company's policies and procedures. Distributors are independent contractors and are not agents, employees, or legal representatives of Voyager. Employees and affiliates of the Company cannot be distributors, although there is no prohibition on their family members from becoming distributors as long as they do not reside in the same household. Distributors may sell products only in markets where the Company has approved the sale of its products.

Policies and Procedures Manual- Distributor misbehavior.

         The Company systematically reviews reports of alleged distributor misbehavior. If Voyager determines that a distributor has violated any of the distributor policies or procedures, it may take a number of disciplinary actions. For example, the Company may terminate the distributor's rights completely or impose sanctions such as warnings, fines, probation, withdraw or deny awards, suspend privileges, and withhold commissions until specific conditions are satisfied, or take other appropriate injunctions at the Company's discretion. During the year 2000 an in-house compliance officer and a full-time commission auditor also will routinely review distributor activities.
Infractions of the policies and procedures reported to an elected compliance committee by the Board of Directors will determine what disciplinary action may be warranted in each case.

Information Technology

         The Company believes its ability to efficiently manage its distribution, compensation, manufacturing, inventory control and communications functions through the use of sophisticated and dependable information processing systems is critical to its success. The Company's former information technology infrastructure system has been totally replaced with a new state of the art technologically designed system selected to facilitate order entry and customer billing, maintain distributor records, accurately track purchases and distributor incentive payments, manage accounting, finance and manufacturing operations, and provide customer service and technical support.

Regulatory Matters

         Product Regulation.

         Manufacturing, packaging, labeling, advertising, promotion, distribution, and sale of the Company's products are subject to regulation by numerous governmental agencies in the United States. In the United States, the FDA regulates the Company's products under the Food, Drug, and Cosmetic Act ("FDC Act") and regulations promulgated hereunder. The Company's products are also subject to regulation by, among others, the Consumer Product Safety Commission, the US Department of Agriculture, and the Environmental Protection Agency ("EPA"). Advertising of the Company's products is subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act ("FTC Act").

         The majority of the Company's products are regulated as dietary supplements under the FDC Act. Dietary supplements are regulated as foods under the Nutrition Labeling and Education Act of 1990 ("NLEA"). The LEA establishes requirements for ingredient and nutritional labeling and labeling claims for foods. Dietary supplements are also regulated under DSHEA. The Company believes DSHEA is favorable to the dietary supplement industry. The legislation for the first time defined "dietary supplement". Under DSHEA, a dietary supplement is a product intended to supplement the diet that contains one or more of certain dietary ingredients, such as a vitamin, a mineral, an herb or botanical, amino acid, a dietary substance for use by humans to supplement the

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



diet by increasing the total dietary intake, or a concentrate, metabolite, constituent, extract or combination of the preceding ingredients.

         Under the current provisions of the FDC Act, there are four categories of claims that pertain to the regulation of dietary supplements. Drug claims are representations that a product is intended to diagnose, mitigate, treat, cure, or prevent a disease. Drug claims are prohibited from use in the labeling of dietary supplements. Health claims are claims that describe the relationship between a nutrient or dietary ingredient and a disease or health-related condition and can be made on the labeling of dietary supplements if supported by significant scientific agreement and authorized by the FDA in advance after notice and comment rulemaking. Nutrient content claims, which describe the nutritional value of the product, may be made if defined by the FDA through notice and comment rulemaking and if one serving of the product meets the definition. Nutrient content claims may also be made for dietary supplements if a scientific body of the US government with official responsibility for the public health has made an authoritative statement regarding the claim, the claim accurately reflects that statement, and the manufacturer, among other things, provides the FDA with notice of and basis for the claim at least 120 days before the introduction of the supplement with a label containing the claim into interstate commerce. Statements of nutritional support or product performance, which are permitted on labeling of dietary supplements without FDA pre-approval, are defined to include statements that:

         - Claim a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States,

         - Describe the role of a nutrient or dietary ingredient intended to affect the structure or function in humans,

         - Characterize the documented mechanism by which a dietary Ingredient acts to maintain such structure or function, or

         - Describe general well being from consumption of a nutrient or dietary ingredient.

         In order to make a nutritional support claim the marketer must possess substantiation to demonstrate that the claim is not false or misleading. If the dietary ingredient does not provide traditional nutritional value, or a structure/function claim does not derive from an ingredient's nutritional value, prominent disclosure of the lack of FDA review of the relevant statement and notification to the FDA of use of the claim is required. The FDA recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although the Company believes its product claims comply with the law, depending on the content of the final regulation, the Company may need to revise its labeling.

         In addition, a dietary supplement that contains a new dietary ingredient (defined as an ingredient not on the market before October 15, 1994) must have a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The manufacturer must notify the FDA at least 75 days before marketing products containing new dietary ingredients and provide

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to the FDA the information upon which the manufacturer based its conclusion that the product has a reasonable expectation of safety.

         The FDA issued final dietary supplement labeling regulations in 1997 that require a new format for product labels and will necessitate revising dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industries are required to comply with these new regulations. The Company updated its product labels in 1997 in response to these new regulations. The FDA also announced that it is considering the adoption of new GMP's specific to dietary supplements. Such GMP's, if promulgated, may be significantly more rigorous than currently applicable GMP's and contains quality assurance requirements similar to the FDA's GMP's for drug products. The Company believes it currently manufactures its dietary supplement products according to the standards of the drug GMP's. However, the Company may be required to expend additional capital and resources on manufacturing controls in the future in order to comply with the law.

         Future products marketed by the Company may include over-the-counter ("OTC") drugs, and medical devices. The Company may have future products subject to pre market approval by the FDA. Future products maybe subject to regulation by the FDA under the FDC Act's adulteration and misbranding provisions. Future products may also be subject to specific labeling regulations, including warning statements if the safety of a cosmetic is not adequately substantiated or if the product may be hazardous, as well as ingredient statements and other packaging requirements under the Fair Packaging and Labeling Act. Future Products of the Company may meet the definition of a drug (e.g., are intended to treat or prevent disease or affect the structure or function of the body), such as the Company's anti-aging products, may be regulated as drugs. OTC drug products may be marketed if they conform to the requirements of any OTC monograph that is applicable to a drug. Drug products not conforming to monograph requirements for OTC drug products require an approved New Drug Application ("NDA") before marketing. An NDA requires, among other things, one or more adequate and well-controlled clinical trials demonstrating the drug's safety and effectiveness before approval. The Company in the future if the agency finds that a product or ingredient of one of the Company's OTC drug products is not generally recognized as safe and effective or does not include it in a final monograph applicable to one of the Company's OTC drug products, the Company will have to reformulate or cease marketing the product until it is the subject of an approved NDA or until such time, if ever, that the monograph is amended to include the Company's product..

         The Company's future products will be designed and marketed not to require pre market approval or clearance by the FDA. The Medical Device Amendments of 1976 to the FDC Act established three regulatory classes for medical devices depending on the degree of control necessary to provide a reasonable assurance of safety and effectiveness. Generally, Class I devices present the least risk to health and Class III devices present the greatest risk to health and the most complex or novel technologies. Some Class I and most Class II devices currently require pre-market notification and clearance by the FDA before marketing under section 510(k) of the FDC Act. Devices for which the FDA has not promulgated a classification regulation also requires pre market notification and clearance.

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



Class III devices require pre market approval before commercial distribution, because the FDA either has promulgated a regulation requiring a pre market application for a pre-amendments type of device, or a post-amendments device was not found substantially equivalent to a legally marketed device.

         The Company's advertising of its products is subject to regulation by the FTC under the FTC Act. Section 5 of the FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce.
Section 12 of the FTC Act provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement, the Company is required to have adequate substantiation for all material advertising claims made for it s products.

         In recent years the FTC has initiated numerous investigations of and actions against dietary supplement, weight loss, and cosmetic products and companies. The FTC has recently issued a guidance document to assist these companies in understanding and complying with the substantiation requirement. The Company is organizing the documentation to support its advertising and promotional practices in compliance with the guideline.

         The FTC may enforce compliance with the law in a variety of ways, both administratively and judicially. Means available to the FTC include compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redresses, divestiture of assets, rescission of contracts, and such other relief as deemed necessary. Violation of such orders could result substantial financial or other penalties. Any such action by the FTC could materially adversely affect the Company's ability to successfully market its products.

         The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could include, however, requirements for the reformulation of certain products to meet new standards, the recall or discontinuation of certain products that cannot be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and additional scientific substantiation. Any or all such requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

Regulations-Network Marketing.

         Other laws and regulations affecting the Company have been enacted to prevent the use of deceptive or fraudulent practices that have sometimes been inappropriately associated with legitimate direct selling and network marketing activities. These include anti-pyramiding, securities, lottery, and referral selling, anti-fraud and business opportunity statutes, regulations and court cases. Illegal schemes typically referred to as "pyramid," "chain distribution," or "endless chain" schemes, compensate participants primarily for the introduction or enrollment of additional participants into the scheme. Often, Large up-front entry or sign-up fees characterize such schemes, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick k financial rewards with little or no effort. Generally these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of the enterprise's products, rather than investments in such organizations or other non-retail sales related criteria. Where required by law, the Company obtains regulatory approval of its network marketing system, or, where such approval isn't required or available, the favorable opinion of local counsel as to regulatory compliance.

         - In the United States, the FTC and state attorneys general regulate the network marketing system of the Company.

         The Company has never received a request to supply information regarding its network- marketing plan to certain regulatory agencies. Although the Company has from time to time modified its network marketing system to comply with interpretations of various regulatory authorities, it believes that its network-marketing program presently is in compliance with laws and regulations relating to direct selling activities. Nevertheless, the Company remains subject to the risk that, in one or more of its present or future markets, it's marketing system or the conduct of certain of its distributors could be found not to be in compliance with applicable laws and regulations. Failure by the Company or its distributors to comply with these laws and regulations could have an adverse material effect on the Company in a particular market or in general. Any or all of such factors could adversely affect the way the Company does business and could affect the Company's ability to attract potential distributors or enter new markets. In the United States, the FTC has been active in its enforcement efforts against both pyramid schemes and legitimate network marketing organizations with certain legally problematic components, having instituted several enforcement actions resulting in signed settlement agreements and payment of large fines. Although the Company has not been the target of an FTC investigation, there can be no assurance that the FTC will not investigate the Company in the future.

         The Company cannot predict the nature of any future law, regulation, interpretation or application, nor can it predict what effect additional governmental legislation or regulations, judicial decisions, or administrative orders, when and if promulgated, would have on its business in the future. It is possible that such future developments may require revisions to the Company's network marketing program. Any or all of such requirements could have a material adverse effect on the Company's business, results of operations and financial condition.

Competition

         The business of developing and distributing nutritional, anti-ageing, weight management, and pain relief products such as those offered by the Company is highly competitive. Numerous manufacturers, distributors and retailers compete for consumers and, in the case of other network marketing companies, for distributors. The Company competes directly with other entities that manufacture, market and distribute products in each of its product lines The Company competes with these entities by emphasizing the underlying science, value and high quality of its products as well as the convenience and financial benefits afforded by its network marketing system. However, many f the Company's competitors are substantially larger than the Company and have greater financial resources and broader name recognition. The Company's markets are highly sensitive to the introduction of new products that may rapidly capture a significant share of such markets.

         The nutritional supplement market in which the Company's leading products compete is characterized by:

         - Large selections of essentially similar products that are difficult to differentiate,

         -        Retail consumer emphasis on value pricing,

         - Constantly changing formulations based on evolving scientific research,

         - Low entry barriers resulting from low brand loyalty, rapid change, widely available manufacturing, low regulatory requirements and ready access to large distribution channels, and

         - A lack of uniform standards regarding product ingredient sources, potency, purity, absorption rate and form.

         Similar factors are also characteristic of products comprising the Company's other product lines. There can be no assurance that the Company will be able to effectively compete in this intensely competitive environment. In addition, nutritional, anti-ageing, weight management and pain relief products can be purchased in a wide variety of channels of distribution, including retail stores. The Company's product offerings in each product category are relatively few compared to the wide variety of products offered by many of its competitors and are often premium priced. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products and enhancements of existing products.

         The Company is also subject to significant competition from other network marketing organizations for the time, attention and commitment of new and current distributors. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors. The Company believes that it offers a rewarding distributor compensation plan and attractive distributor benefits and services.

         Payments of distributor incentives can be made weekly, reducing the time a distributor must wait between purchase and sale of products and payment of commissions. There can be no assurance that the Company's programs for recruiting and retaining distributors will be successful.  The Company competes for the time,  attention and commitment of its independent distributor force. The pool of individuals interested in the business opportunities presented by direct selling tends to be limited in each market and is reduced to the extent other network marketing companies successfully recruit these individuals into there businesses. Although management believes the Company offers an attractive opportunity for distributors, there can be no assurance that other network marketing companies will not be able to recruit the Company's existing distributors or deplete the pool of potential distributors in a given market.

         The Company believes that the leading network marketing company in the world, based on total sales, is Amway Corporation and its affiliates, and that Avon Products, Inc. is the leading direct seller of beauty and related products worldwide. Leading competitors in the nutritional products and nutritional direct selling markets include Herb life International, Inc., Nature's Sunshine Products, Inc., Rexall Sundown, Inc. and its direct selling division Rexall Showcase International, Inc., Twin lab Corporation, Shaklee Corporation and Nu Skin International, Inc. The Company believes there are other manufacturers of competing product lines that may or will launch direct selling enterprises, which will compete with the Company in certain of its product lines and for distributors. There can be no assurance that the Company will be able to successfully meet the challenges posed by such increased competition.

Intellectual Property

         Trademarks.

         The Company uses registered trademarks in its business, particularly relating to its corporate and product names. The Company owns six trademarks registered with the United States Patent and Trademark Office. The Company has also filed applications to register eight additional trademarks. Federal registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered mark in connection with a similar product in the same channels of trade by any third party anywhere in the United States, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs. The Company also has filed applications and owns trademark registrations, and intends to register additional trademarks, in foreign countries where the Company's products are or may be sold. Protection afforded registered trademarks in some jurisdictions may not be as extensive as the protection available in the United States. The Company under common law claims certain product names, unregistered trademarks and service marks.

         Common law trademark rights do not provide the Company with the same level of protection afforded by registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used. The Company believes its trademarks, registered and claimed under common law, constitute valuable assets of the Company, adding to recognition of the Company and the marketing of its products. The Company therefore believes such proprietary rights have been and will continue to be important in enabling the Company to compete in its industry.

         Trade Secrets.

         The Company has certain trade secrets that it intends to protect, in part, through confidentiality agreements with employees and other parties. Certain of the Company's employees involved in research and development activities have not entered into such agreements. Even where such agreements exist, there can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

         Patents.

         In 1998 the Board of Directors approved the issuance of one million shares Have restricted common stock to Dr. Morris Mann M.D. for full assignment of product patents of Body-Late (Low Glycemic) shake, Tiger Power (liquid and capsule) and in all patents formulated by Dr. Morris Mann jointly for distribution by the Company. Currently, Dr. Mann is seeking patent protection for the anti-ageing formula.

         To the extent patents may be obtained for nutritional products, the scope of such patents may not be sufficiently broad to provide meaningful protection against infringement. Labeling regulations require the Company to disclose product ingredients and formulations, which makes enforcement of patents in the nutritional supplements industry difficult. The Company does not believe that the lack of patents in any way will adversely affect the Company's ability to compete in the nutritional supplement, anti-ageing, pain relief or weight management industries.

         The Company intends to protect its legal rights concerning its intellectual property by all appropriate legal action. The Company may become involved from time to time in litigation to determine the enforceability, scope and validity of any of the foregoing proprietary rights. Any such litigation could result in substantial cost to the Company and divert the efforts of its management and technical personnel.

Product Backlog

         The Company typically ships products within 72 hours after the receipt of the order.

Product Inventory Practices

         The Company maintains significant amounts of inventory in stock in order to provide a high level of service to its independent distributors and Preferred Customers. Inventories are required to serve the needs of Voyager's role as distributor.

Environment

         The Company presently is not aware of any instance in which it has contravened federal, state or local provisions enacted for or relating to protection of the environment or in which it otherwise may be subject under such laws to liability for environmental conditions that materially could affect the Company's operations.

Employees

         As of July 31, 1999, the Company had approximately seven (7) employees (as measured by full time equivalency) The Company believes its relationship with its employees are good.

Description of Property

         The Company's headquarters are located in Carlsbad, California. The Company at this time have no properties. The company occupies certain sales offices under a noncancellable lease. This lease is for office space and expires September 20, 2000. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties. The current lease requires rental payments of $11,524.00 per year.

Legal Proceedings.

         The Company is not engaged in any legal proceedings other than the ordinary routine litigation incidental to its business operations, which the Company does not believe, in the aggregate, will have a material adverse effect on the Company, or its operations.

         Voyager Group Inc solutions, including the intellectual property rights to any custom software developed by us for them. Each grant of proprietary and intellectual property rights limits our ability to reuse work product components and work product solutions with other clients. In a limited number of such situations, we have obtained, and in the future may attempt to obtain, an ownership interest or a license from our clients to permit us to market custom software to other clients. These arrangements may be nonexclusive or exclusive, and licensors to us may retain the right to sell products and services that compete with those of Voyager Group Inc.

         We regard software and methodologies as proprietary and intend to protect our rights, where appropriate, with registered copyrights, patents, registered trademarks, trade secret laws and contractual restrictions on disclosure and transferring title.

         In addition, to protect our proprietary information, we rely upon a combination of trade secret and common law, employee non-disclosure policies and third-party confidentiality agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with Voyager Group Inc Financial Statements and Notes and the other financial information attached hereto in this information statement/prospectus. In addition to historical information, the following discussion and other parts of this information statement/prospectus contain forward-looking information that involves risks and uncertainties. Voyager Group Inc actual results could differ materially from those anticipated by such forward-looking information for many reasons, including competitive factors, risks associated with Voyager Group Inc agreements with Voyager Internet Group . Com and other factors discussed under "Risk Factors" and elsewhere in this information statement/prospectus.

OVERVIEW

         The  Company  develops  and  manufactures   high-quality   nutritional,
anti-ageing, pain relief and weight management products. The Company distributes its products through a network marketing system.

         Net sales for fiscal July 31, 1999 were less than fiscal 1998 by $1,056,883 or 45.1%.

         The Company's four primary product lines consist of nutritional, anti-ageing, pain relief and weight management products. Nutritional products accounted for approximately 81% of the Company's net sales in 1999.

         The Company's top selling products, account for approximately 42% respectively, of net sales in 1999. No other products accounted for more than 10% of net sales during the year. In addition to its primary product lines, the Company also sells distributor kits and sales aids, which accounted for approximately 4% of the Company's net sales in 1999.

         Net sales of the Company are primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials.

         The Company also offers a Preferred Customer program specifically designed for customers who desire to purchase Voyager's products for personal consumption, while choosing not to become independent distributors. As of July 31, 1999, the Company had approximately 1,000 Preferred Customers. The Company recognizes revenue when products are shipped and title passes to independent distributors and Preferred Customers. In 1999, sales in the United States represented 100% of net sales of the Company.

         Cost of sales primarily  consists of expenses related to raw materials,
labor,  and  quality  assurance  and  overhead  directly   associated  with  the
procurement and production of Voyager's products and sales materials.

         Distributor incentives are the Company's most significant expense and represented 57 % of net sales in 1999. Distributor incentives include commissions and leadership bonuses, and are paid weekly based on sales volume points. Each product sold by the Company is assigned a sales volume point value independent of the product's price. Distributors earn commissions based on sales volume points generated in their down line. Generally, distributor kits, sales aids and logo merchandise, such as items of clothing and luggage, have no sales volume point value and therefore the Company pay no commissions on the sale of these items.

         The fourth quarter of 1999, the Company introduced a repricing strategy with certain products lines that created a spread between the price a distributor pays for the product and the sales volume point value associated with the product. This new price strategy will have the effect of increasing net profits during the fiscal year 2000.

         Selling, general and administrative expenses include wages and benefits, depreciation and amortization, rents and utilities, distributor events, promotion and advertising, and professional fees along with other marketing and administrative expenses. Wages and benefits represent the largest component of selling, general and administrative expenses. The Company has added human resources and associated infrastructure for future expansion of operations.

         The President, Chief Executive Officer and Chairman of the Board of Directors of the Company, Mr. John Southerland does not receive a salary, and the Company does not anticipate that Mr. Southerland will take a salary for the foreseeable future. However, if Mr. Southerland were to take a salary, selling, general and administrative expenses would increase. Depreciation and amortization expense has increased as a result of substantial investments in computer and systems communications equipment and systems to support domestic expansion. The Company anticipates that additional capital investments will be required in future periods to promote and support growth in sales and the increasing size of the distributor and Preferred Customer base.

Research and Development

         Expenses if incurred include costs in developing new products, supporting and enhancing existing products and reformulating products for introduction in domestic markets. The Company would if incurred capitalize product development costs after market feasibility is established. These costs are amortized as cost of sales over an average of 12 months, beginning with the month the products become available for sale.

Results of Operations

         The following table summarizes operating results as a percentage of net sales, respectively for the periods indicated:

                                                 1999          1998
                                               --------      --------

Sales, Net ...........................           100.0%        100.0%
Cost of Sales ........................            39.4          30.3
                                               --------      --------
Gross Margin .........................            60.6          69.7
Operating Expenses ...................          (155.6)        (90.9)
                                               --------      --------
Operating Income (Loss) ..............           (95.0)        (21.2)
Interest Income, Net .................            (1.2)          0.3
                                               --------      --------
Income (Loss) Before Income Taxes ....           (96.2)        (20.9)


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



Net Sales.

         Net sales for Fiscal 1999 were less than Fiscal 1998 by $1,056,883 or 45.1%.

         Net sales for the three months ended April 30, 2000 decreased by approximately $218,000 or 60.7% and compared to the same period 1999.

         Net sales for the nine months ended April 30, 2000 decreased by approximately $514,000 or 49.9% and compared to the same period 1999.

         The Companies decrease in sales was due to a restructuring of independent distributors compensation plan, repricing products, formulation of novel, proprietary, patented and patent applied for products, and reformulation of certain existing products. Company management also during this period, added an executive team with over 18 years experience in the direct marketing industry replacing vacancies created by resignations of former executive officers. Management believes new product introductions in year 2000 will contributed to sales growth. Cost of Sales

         Cost of sales for Fiscal 1999 decreased $203,775 or 28.6% compared to Fiscal 1998. As a percentage of sales, cost of sales increased from 30.3% to 39.4%.

         Cost of sales for the three months ending April 30, 2000 decreased by approximately $46,000 or 45.1% compared to the same period 1999. As a percentage of sales, cost of sales increased from 28.7% to 40.2%.

         Cost of sales for the nine months ending April 30, 2000 decreased by approximately $70,000 or 23.5% compared to the same period 1999. As a percentage of sales, cost of sales increased from 28.7% to 43.7%.

         The increase in cost of sales as a percentage of net sales is attributable to the total reorganization of executive management team. Newly elected executives have completely overhauling the Company's human resources, technological communications, product order processing of customers, and increase in volume based efficiencies in production and procurement activities. The introduction of new products during the year 2000, in the opinion of management, will promote long-term growth, with a high distributor enrolment.

Operating Expenses

         Operating expenses during Fiscal 1999 decreased $127,609 or 6.0% compared to Fiscal 1998 from $2,130,156 to $2,002,547.

         Operating expenses for the three months ending April 30, 2000 increased $43,000 or 23.9% compared to the same period 1999. As a percentage of sales, operating expenses increased from 49.8% to 157.1%.

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



         Operating expenses for the nine months ending April 30, 2000 increased $430,000 or 36.0% compared to the same period 1999. As a percentage of sales, operating expenses increased from 115.9% to 147.8%.

Liquidity and Capital Resources

         The President, and shareholders have committed to funding required working capital necessary for the Company. Funding subsequent to July 31, 1999 was for infrastructure such as communication and computer systems. There are no formal contractual commitments between the Company and these parties for capital, lines of credit or similar short-term borrowings.

         It is anticipated that the year 2000 should expand current sales and increased distributors membership through the introduction of new products and distributor services , which should exceed the Company's working capital requirements for the next fiscal year.

         The increase in liquidity during the year was primarily from cash provided by financing activities. The Company generates and uses cash flows through three activities: operating, investing, and financing. During 1999, operating activities used cash of $118,000 as compared to net cash used of $446,000 for 1998. For the nine months ended April 30, 2000 and 1999, operating activities used cash of approximately $278,000and $73,368, respectively.

         Cash flows used in investing activities is primarily due to the acquisition of $1,000 of computer equipment and office furniture for 1998 compared to $0 for 1999. For the nine months ended April 30, 2000 and 1999, financing activities used cash of approximately $102,000and $-0-, respectively.

         Financing activities provided $134,000 for 1999 compared to $28,000 for 1998. For the nine months ended April 30, 2000 and 1999, financing activities provided cash of approximately $371,000and $73,368, respectively. The increase in cash flow from financing activities was primarily from the sale of restricted common and preferred stock to consultants, advisors, distributors, officers, and employees. Subsequent to July 31, 1999, an officers and a shareholder of the Company loaned approximately $304,000 to the Company in the form of promissory notes.

         The President, believes that its current cash balances, the available line of credit and cash provided by operations is sufficient to cover its needs in the ordinary course of business for the next 12 months. If the Company experiences unusual capital requirements to completely the new infra structure and communication systems, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on favorable terms. The Company may attempt to raise additional financing through the sale of its equity securities in the form of preferred stock or loans to finance future growth of the Company. Any financing, which involves the sale of equity securities and loans in the form of short-term instruments convertible into such securities, could result in immediate dilution to existing shareholders.

         The Company does not believe that inflation has had or will have a material effect on its historical operations or profitability.

Regulation

         The Company is not of aware of any recently enacted, presently pending or proposed state or federal legislation, which would have a material adverse effect on its results of operations.

Outlook -Forward Looking Statements

         Management of Voyager believes net sales will grow at a double-digit rate in the Year 2000. With the release of new products and a completely new infrastructure, the Company will be able to increase sales and distributor base over many years. Increases in net sales will be driven by continued growth in existing United States markets.

         According to the Nutrition Business Journal, the nutritional industry in the United States will grow at an annual rate of approximately 10% over the next three years. This does represent a slower rate of industry growth than in prior years. Management believes the Company's new products offer opportunities for rapid United States expansion.

         The Company's new products, when released in the year 2000, management believes Double-digit sales growth in 2000 will not dependent upon a strong nutritional industry. If the Company's new products fail consumer demand, the Company would experience downward pressure on its net sales.

         Management believes that cost of sales as a percentage of net sales will Increase in year 2000 when compared to 1999 levels. Management believes that increases in production efficiencies will offset the negative impact of increased taxes by using exiting NOL. These increase will results from a higher initial demand in new markets for distributor kits, which have a significantly lower gross profit margin than other products sold by the Company. The Company may experience capacity constraints in its production operations if sales grow at a greater rate than in prior years, which would result in higher cost of sales.

         Management believes distributor incentives, as a percentage of net sales will be approximately 51% in 2000. The Company closely monitors the amount of distributor incentives paid as a percentage of net sales and may from time to time adjust its distributor compensation plan to prevent distributor incentives from having a significant adverse affect on earnings, while continuing to maintain an appropriate incentive for its distributors. The Company continues pricing its products to achieve a desired contribution margin (sales less cost of sales less distributor incentives) and will make necessary changes to operate in this range.

         Management believes that selling, general and administrative expenditures will increase modestly as a percentage of net sales during 2000 when compared to 1999 levels. This increase can be attributed to several factors:

         - Increased depreciation and amortization levels resulting from strategic investments in computers and telecommunications equipment, and additional

         - Increased costs associated with building an infrastructure to achieve the Company's strategic objectives.

CAPITALIZATION

         You should read the information attached hereto setting forth "Voyager Group Inc selected Financial Data," historical financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAPITALIZATION, STATEMENT OF OPERATIONS DATA Ect.
 The following table summarizes operating results as a percentage of net sales, respectively for the periods indicated:

                                                    1999          1998
                                                  --------      --------
Sales, Net ..............................           100.0%        100.0%
Cost of Sales ...........................            39.4          30.3
                                                  --------      --------
Gross Margin ............................            60.6          69.7
Operating Expenses ......................          (155.6)        (90.9)
                                                  --------      --------
Operating Income (Loss) .................           (95.0)        (21.2)
Interest Income, Net ....................            (1.2)          0.3
                                                  --------      --------
Income (Loss) Before Income Taxes .......           (96.2)        (20.9)

Net Sales.

         Net sales for Fiscal 1999 were less than Fiscal 1998 by $1,056,883 or 45.1%. The Companies decrease in sales was due to a restructuring of independent distributors compensation plan, Repricing products, formulation of novel, proprietary, patented and patent applied for products, and reformulation of certain existing products. Company management also during this period, added an executive team with over 18 years experience in the direct marketing industry replacing vacancies created by resignations of former executive officers. Management believes new product introductions in year 2000 will contributed to sales growth. Cost of Sales

         Cost of sales for Fiscal 1999 decreased $203,775 or 28.6% compared to Fiscal 1998. As a percentage of sales, cost of sales increased from 30.3% to 39.4%.

         The increase in cost of sales as a percentage of net sales is attributable to the total reorganization of executive management team. Newly elected executives have completely overhauling the Company's human resources, technological communications, product order processing of customers, and increase in volume based efficiencies in production and procurement activities. The introduction of new products during the year 2000, in the opinion of management, will promote long-term growth, with a high distributor enrolment.

Operating Expenses

         Operating expenses during Fiscal 1999 decreased $127,609 or 6.0% compared to Fiscal 1998 from $2,130,156 to $2,002,547.

Liquidity and Capital Resources

         The President, C.E.O. and shareholders have committed to funding required working capital necessary for the Company. Funding subsequent to July 31, 1999 was for infrastructure such as communication and computer systems. There are no formal contractual commitments between the Company and these parties for capital, lines of credit or similar short-term borrowings.

         It is anticipated that the year 2000 should expand current sales and increased distributors membership through the introduction of new products and distributor services , which should exceed the Company's working capital requirements for the next fiscal year.

         The increase in liquidity during the year was primarily from cash provided by financing activities. The Company generates and uses cash flows through three activities: operating, investing, and financing. During 1999, operating activities used cash of $118,000 as compared to net cash used of $446,000 for 1998.

         Cash flows used in investing activities is primarily due to the acquisition of $1,000 of computer equipment and office furniture for 1998 compared to $0 for 1999.

         Financing activities provided $134,000 for 1999 compared to $28,000 for 1998. The increase in cash flow from financing activities was primarily from the sale of restricted common and preferred stock to consultants, advisors, distributors, officers, and employees. Subsequent to July 31, 1999, an officers and a shareholder of the Company loaned an additional $107,000 to the Company in the form of promissory notes.

         The President, C.E.O. believes that its current cash balances, the available line of credit and cash provided by operations is sufficient to cover its needs in the ordinary course of business for the next 12 months. If the Company experiences unusual capital requirements to completely the new infra structure and communication systems, additional financing may be required.

         However, no assurance can be given that additional financing, if required, would be available on favorable terms. The Company may attempt to rise additional financing through the sale of its equity securities in the form of preferred stock or loans to finance future growth of the Company. Any financing, which involves the sale of equity securities and loans in the form of short-term instruments convertible into such securities, could result in immediate dilution
o existing shareholders.

                               VOYAGER GROUP INC'S
                                RELATIONSHIP WITH
                          VOYAGER INTERNET GROUP . COM
                               AFTER THE SPIN-OFF

         The spin-off, and the transactions being undertaken in connection with the spin-off, is being effected according to a Reorganization Agreement between Voyager Group Inc and Voyager Internet Group . Com. In addition, we have entered into or will enter into ancillary agreements contemplated by the Reorganization Agreement and other agreements that will govern various ongoing relationships between Voyager Internet Group and us . Com.

         Below is a summary description of the Reorganization Agreement and some of the ancillary agreements. This description, which summarizes the material terms of those agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements. Some of these agreements, including the Reorganization Agreement and the forms of Shared Services Agreement and Tax Sharing and Disaffiliation Agreement, have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this information statement/prospectus is a part.

REORGANIZATION AGREEMENT

         The Reorganization Agreement will provide for, among other things, the principal corporate transactions required to effect the separation of Voyager Group Inc business from the remaining Voyager Internet Group . Com business, the spin-off and other agreements governing the relationship between Voyager Group Inc and Voyager Internet Group . Com after the spin-off.

         Pursuant to the Reorganization Agreement, Voyager Internet Group . Com will transfer to Voyager Group Inc substantially all of the assets, and Voyager Group Inc will assume substantially all of the corresponding liabilities, of Voyager Group Inc business. The assets of Voyager Group Inc business will be transferred to Voyager Group Inc on an "as is, where is" basis and no representations or warranties will be made by Voyager Internet Group . Com regarding those assets. Voyager Internet Group may still hold some international, intellectual property, real property and other assets relating primarily to the business of Voyager Group Inc . Com or its affiliates at the time of the distribution of the Voyager Group Inc common stock pending receipt of consents or approvals or satisfaction of other applicable requirements necessary for the transfer of such assets to Voyager Group Inc. These assets and operations are not, individually or in the aggregate, material to Voyager Group Inc. However, the information included in this information statement/prospectus, including our financial statements, assumes the completion of all such transactions.

         The Voyager Internet Group . Com board will have the sole discretion to determine the date of the spin-off. The spin-off is conditioned on, among other things, declaration of the spin-off by the Voyager Internet Group . Com board of directors. Other conditions to the spin-off include:

         -        Voyager  Internet  Group  . Com  review  ruling  from  the IRS
                  described   under  "The  Spin-Off  --  Material   Federal  Tax
                  Consequences (which has been received);"

         - opinions by Voyager Internet Group . Com board of directors of the fairness to stockholders of Voyager Internet Group . Com of the spin-off (which opinions have been received);

         - receipt of all material approvals and consents necessary to consummate the spin-off;

         - the absence of any prohibition of the spin-off by any law or governmental authority;

         - registration of our common stock under the Securities Act and the Exchange Act (which registration has been effected);

         - application and approval for listing on The Nasdaq Bullitin Board Market of our common stock (which approval has of yet not received);

         - no other events or developments shall have occurred that, in the judgment of the Voyager Internet Group . Com board, would result in the spin-off having a material adverse effect on Voyager Internet Group . Com or on the stockholders of Voyager Internet Group . Com; and

         - final approval by Voyager Internet Group . Com board of directors of the spin-off.

         Even if all of the conditions to the spin-off are satisfied, Voyager Internet Group . Com as reserved the right to amend or terminate the Reorganization Agreement and the related transactions. The Voyager Internet Group . Com board of directors has not attempted to identify or establish objective criteria for evaluating the particular events or conditions that would cause the Voyager Internet Group . Com board of directors to consider amending or terminating the spin-off. Although the conditions described above may be waived by Voyager Internet Group . Com to the extent permitted by law, the Voyager Internet Group . Com board of directors presently has no intention to proceed with the spin-off unless each of these conditions is satisfied.

         Subject to some exceptions, the Reorganization Agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of Voyager Group Inc business with Voyager Group Inc and financial responsibility for the obligations and liabilities of Voyager Internet Group . Com retained business with Voyager Internet Group . Com. Specifically, Voyager Group Inc has agreed to assume liability for, and to indemnify Voyager Internet Group . Co against, any and all liabilities associated with Voyager Group Inc business. These liabilities include any litigation, proceedings or claims relating to the products, services and operations thereof whether or not the underlying basis for such litigation, proceeding or claim arose prior to or after the date of the transfer of the Voyager Group Inc business by Voyager Internet Group . Com to Voyager Group Inc. Voyager Internet Group . Comas agreed to indemnify Voyager Group Inc against any and all liabilities associated with Voyager Internet Group . Com retained business.

         The Reorganization Agreement will provide for the allocation of benefits between Voyager Internet Group . Com and Voyager Group Inc under existing insurance policies after the date of the spin-off for claims made or occurrences prior to the date of the spin-off and sets forth procedures for the administration of insured claims. In addition, the Reorganization Agreement provides that Voyager Internet Group . Com will use its reasonable efforts to maintain directors' and officers' insurance at substantially the level of Voyager Internet Group . Com current directors' and officers' insurance policy for a period of three years with respect to the directors and officers of Voyager Internet Group . Co who will become directors and officers of Voyager Group Inc as of the date of the spin-off for acts relating to periods prior to the date of the spin-off.

         The Reorganization Agreement will also provide that each of Voyager Internet Group . Com and Voyager Group Inc will not granted access to some records and information in the possession of the other. This requires the retention by Voyager Internet Group . Com and Voyager Group Inc, for a period of one years following the spin-off, of the information in its possession relating to the other. Further, the party in possession of the information must use commercially reasonable efforts to notify the other party of its intention to dispose of such information and, with respect to tax information, the period shall be extended to one year after the expiration of the applicable statute of limitations.

         The Reorganization Agreement will also provide that for two months starting December 1, 1999, neither Voyager Internet Group . Com nor Voyager Group Inc can solicit or recruit any of the employees of the other. Further, the Reorganization Agreement will address the treatment of employee benefit matters and other compensation arrangements for some former and current Voyager Group Inc employees and their beneficiaries and dependents. These provisions of the Reorganization Agreement contemplate that Voyager Group Inc will establish retirement savings and welfare plans. The Reorganization Agreement will provide that the account balances (including outstanding loans) of all Voyager Group Inc employees participating in Voyager Internet Group . Com deferred compensation and 401(k) plans will be transferred to Voyager Group Inc new deferred compensation and 401(k) plans and assets held in trust related to such account balances will be transferred to new trusts established by Voyager Group Inc. The Reorganization Agreement will also generally provide that, after the spin-off, Voyager Group Inc will assume all liabilities for benefits under any welfare plans related to Voyager Group Inc employees, other than specified claims incurred on or before the spin-off. Moreover, the Reorganization Agreement will provide that, effective as of the spin-off, Voyager Group Inc will become responsible for all other liabilities to Voyager Group Inc employees. The Reorganization Agreement will also provide that Voyager Group Inc will issue stock options in substitution of outstanding options to purchase Voyager Internet Group . Com common stock and will maintain an employee stock purchase plan substantially similar to Voyager Internet Group . Com 1995 employee stock purchase plan.

         The Reorganization Agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. Disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Reorganization Agreement. The Reorganization Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

VOYAGER INTERNET GROUP . COM STOCK OPTIONS

         Voyager Group Inc Employees and Directors. Voyager Internet Group . Com and Voyager Group Inc as of the spin-off, there are no options or purchase agreements .


TAX SHARING AND DISAFFILIATION AGREEMENT

         The Voyager Internet Group . Com and Voyager Group Inc Tax Sharing and Disaffiliation Agreement will set forth the rights and obligations of Voyager Internet Group . Com and Voyager Group Inc with respect to taxes imposed on their respective businesses both before and after the spin-off and with respect to "Restructuring Taxes." For purposes of the Tax Sharing and Disaffiliation Agreement, "Restructuring Taxes" are, in effect taxes and other liabilities imposed as a result of a determination that (1) the contribution of the Voyager Group Inc assets to Voyager Group Inc failed to qualify for tax-free treatment,
(2) the spin-off failed to qualify as a tax-free spin- off under Section 355 of the Code, or (3) Voyager Internet Group . Com, under special rules, was subject to tax as a result of the spin-off even though the spin-off generally qualified for tax-free treatment under Section 355 of the Code.

         General Taxes.

         Under the Tax Sharing and Disaffiliation Agreement, Voyager Group Inc will be liable for and indemnify Voyager Internet Group . Com against any taxes (other than Restructuring Taxes) that are attributable to the business carried on by Voyager Group Inc. Voyager Group Inc will indemnify Voyager Internet Group
 . Com against these taxes even though they may have been incurred prior to the formation of Voyager Group Inc. Voyager Internet Group . Com will indemnify Voyager Group Inc against any taxes (other than Restructuring Taxes) that are attributable to the business retained by Voyager Internet Group . Com. The Tax Sharing and Disaffiliation Agreement sets forth rules for determining taxes attributable to the Voyager Group Inc business and taxes attributable to the business retained by Voyager Internet Group . Com.

         Restructuring Taxes.

          Under the Tax Sharing and Disaffiliation Agreement, we will, in general, be liable for any Restructuring Taxes imposed by reason of any "Voyager Group Inc Tainting Act," which means:

         - any inaccuracy or breach of specified representations, warranties, or covenants in the IRS ruling and the material submitted to the IRS in connection with that ruling, in each case, describing the Voyager Group Inc Group (generally, our affiliates and us) or the Voyager Group Inc business;

         - any action (or failure to take any reasonably available action) by any member of the Voyager Group Inc Group; or

         - any acquisition or other transaction involving the capital stock of Voyager Group Inc (other than the distribution of the capital stock of Voyager Group Inc in the spin-off).

         Under that agreement, Voyager Internet Group . Com will, in general, be liable for any Restructuring Taxes imposed by reason of any "Voyager Internet Group . Com Tainting Act," which means:

         - any inaccuracy or breach of specified representations, warranties, or covenants on the IRS and the materials submitted to the IRS in connection with that ruling, in each case, describing the Voyager Internet Group . Com (generally, Voyager Internet Group . Com and its affiliates) or the business retained by Voyager Internet Group. Com;

         - any action (or failure to take any reasonably available action) by any member of the Voyager Internet Group . Com Group; or

         - any acquisition or other transaction involving the capital stock of Voyager Internet Group . Com(other than the distribution of the capital stock of Voyager Group Inc in the spin-off).

         Under that agreement, Voyager Group Inc is liable for 100% of Restructuring Taxes that are imposed as a result of Voyager Group Inc Tainting Act . If a Restructuring Tax is imposed where there is a Voyager Group Inc Tainting Act. Voyager Group Inc shall be liable for 100% of such Restructuring Tax. Finally, in the case of a Restructuring Tax that would not have been imposed but for the existence of an Voyager Group Inc Tainting Act.

         Administrative matters. The Tax Sharing and Disaffiliation Agreement will also set forth the obligations of Voyager Group Inc and Voyager Internet Group . Com with respect to the filing of tax returns, the administration of tax contests and other matters.

SHARED SERVICES AGREEMENT

         Voyager Internet Group . Com and Voyager Group Inc will enter into a Shared Services Agreement, pursuant to which Voyager Internet Group . Com will provide to Voyager Group Inc administrative services that may be necessary to Voyager Group Inc business. Voyager Internet Group . Com will provide Voyager Group Inc with, among other things, accounting, tax, benefits administration, human resources, information systems, insurance and legal services. This agreement will expire on July 30, 2000 unless the parties mutually agree upon a renewal. For benefits administration, human resources and information systems services Voyager Internet Group . Com will charge Voyager Group Inc based on its percentage of the total number of Voyager Internet

Group . Com and Voyager Group Inc employees. For accounting, tax and insurance services Technology Solutions Company will charge Voyager Group Inc based on its percentage of the total revenues of Voyager Internet Group . Com and Voyager Group Inc.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The executive officers of Voyager Group Inc are as follow:

Name                    Position                              Term of Office
--------------------------------------------------------------------------------


John Southerland  54  President, Chief Exec. Officer,   June 14, 1999 to present
                      and Chairman of the Board

Michael Johnson   34  Vice President, Secretary         June 14, 1999 to present
                      Director                          July 17, 1996 to present

Susan Honeycutt   37  Director of Operations,            June 30,1999 to present
                      and Interim Director

Dr. John Hower    55  Director                         August 8, 1999 to present

         The term of office of each director and executive officer ends at, or immediately after, the next annual meeting of shareholders of the Company.

June 14, 1999 Mr. John Southerland was appointed President and Chair of the Board of Directors, and Mr. Michael Johnson was asked to accept the office of Vice President, Secretary and Director

June 30, 1999 Mrs. Susan Honeycutt was appointed Interim Director and Director of Voyager Operations. Dr. Lonnie Honeycutt was appointed Interim Director and Director Of Research

Mr. John Southerland. President, C. E.O. and Chairman of the Board of Directors.

         Mr. John Southland has been President, C.E.O. and Chairman of the Board of Directors of Voyager Group Ltd., since June 1999.

         Mr. Southerland, from 1989-1993, served as Executive Vice President of a network marketing company. Due to confidentiality agreements with the network marketing companies, disclosure of additional information is prohibited. From 1996-1998 he worked as a self-employed consultant. Prior to entering the network marketing industry, Mr. Southerland was the founder and President of General Electronics Corporation, Huntsville, Alabama, an O.E.M. manufacturer

Mr. Michael Johnson Vice president, Secretary and Director.

         Mr. Michael Johnson has been a Director since July 17,1996 and Vice President and Secretary form June 14, 1999 to the present. Mr. Johnson received a certificate of graduation from Berkshire School and attended Lake Forest College, Lake Forest, Chicago, University of Utah, Salt Lake City, Utah, New York Institute of Finance, N.Y., and N.Y. and New York University, N.Y., N.Y. From 1987 to 1989 Mr. Johnson was employed by Mel Schnel and Company, N.Y., N.Y. as a clerk, New York-Comex Commodities. During 1989 to 1990 Mr. Johnson was employed by New Mercantile Exchange, N.Y., N.Y. as a commodity futures trader, arbitrage futures contracts and energy markets: oil, gas, etc. For the past five years Mr. Johnson has been self-employed buying and selling contracts.

Mrs. Susan Honeycutt Interim Director, Director of Operations

         Mrs. Susan Honeycutt has been a Director since June 30, 1999 to the present. Mrs. Honeycutt attended Portland Community College. From 1980 to 1984 Mrs. Honeycutt was employed by the law firm of Schwabe, Williamson, Wyatt, More & Roberts as a research technician in the field of Workmen's Compensation. From State Federal Mortgage Company as employed 1985 to 1987 Mrs. Honeycutt assistant to the Vice President of the Loan Division. From 1987 to 1992 Mrs. Honeycutt was employed as Chief executive officer of Olympus Resort Hotel and Spa. From 1992 to 1995 Mrs. Honeycutt was employed by Mailing Service Inc. to oversee outbound direct response advertising. Since 1995 Mrs. Honeycutt was employed by Voyager as Vice President of Operation and elected in June of 1999, by the Board of Director as an Interim Director thereof and accepting Directorship of Voyager's presents Operations.

Dr. John Hower Director.

         Dr.  Hower has been a Director  since  August 8, 1999 to  present.  Dr.
Hower, is a vascular surgeon, and has been employed as such since 1994 to present.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Voting Securities and Principal Holders Thereof

         The following table sets forth, as of July 31, 1999 the number of shares of the Company's voting securities owned by (1) each person known to the Company to be the beneficial owner of more than five percent of the Company's outstanding voting securities, (2) the executive officers and directors of the Company individually, and (3) the executive officers and directors of the Company as a group. Except as indicated in the footnotes below, each of the persons listed exercises sole voting and investment power over the shares of the Company's voting securities listed for such person in the table.

Class

Name/Address                        Number of Shares          Percent of Class

Common Stock

 Dr. Morris Mann                     825,000                              4%
       (West Rim Holdings)
        California

Convertible Preferred Series J

 Marlen Johnson                  50 (Convertible                         50%
 Box 8029                        to 11,000,000 Share             (29% Diluted)
 La Jolla, Ca 92038                 Common)


Directors and Executive Officers

Common Stock

Mrs. Susan Honeycutt               50,000                    Less than 1%
 6354 Corte Del Abeto, Suite F
Carlsbad, California 92009

 Mr. Michael Johnson               100,000                   Less than 1%
 6354 Corte Del Abeto, Suite F
Carlsbad, California 92009

Convertible Preferred Series J

John Southerland, **                   50 (Convertible           50%
President and                         to 11,000,000 Shares      (29% Diluted)
Chairman of the Board                      Common)
 6354 Corte Del Abeto, Suite F
Carlsbad, California 92009

Officers and Directors as a group   (11,150,000 Diluted)      (30% Diluted)

Percentages rounded to nearest one percent.

** Controlling Stockholders:

         As of July 31, 1999, Mr. John Southerland, President and C.E.O., and Mr. Marlen Johnson, shareholder, collectively own 100% of the outstanding shares of the Convertible Preferred Stock Series J, representing approximately 58% of the combined voting power of the outstanding shares of common stock. Accordingly, as of such date, the Convertible Preferred Series J stockholders, acting fully or partially in concert are able to control the election of the Board of Directors Have the Company and thus the direction and future operations of the Company without supporting vote of any other of the company's common shareholders, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of different class of securities. Also see Item 13 exhibit # 4.1, 4.2, and 4.3.

DIRECTOR COMPENSATION

         "NONE"

EXECUTIVE COMPENSATION

         The following table summarizes the compensation of the Chief Executive Officer of the Company and the Company's four most highly paid executive officers other than the Chief Executive Officer (collectively the "Named Executive Officers") and the amounts earned by each of them during the past three fiscal years:

         None of the executive officers of the company earn in excess of $100,000. The President, Chief Executive Officer and Chairman of the Board of Directors of the Company, Mr. John Southerland does not receive a salary, and the Company does not anticipate that Mr. Southerland will take a salary for the foreseeable future.

Long-Term Incentive Plans ("LTIP's") in the year 2000

         The Company intends on asking for shareholders approval of a Long term Incentive Plan(s).

Compensation Plans

         Voyager year 2000 will seek approval of shareholders of a Long-term Stock k Investment(s) and Incentive Plan(s) and Directors' Plan(s). The total number o f shares of common stock that may be issued upon exercise of awards granted under the plan is not know at this time. Upon shareholder approval of ("LTIP's") employees, officers and directors of the Company and its subsidiaries, as well as consultants and other persons who contribute to the business of the Company may participate as selected at the discretion of a company committee administering the plan ("Committee"). The Committee if and when elected would have broad authority to select persons to receive awards under the plan and to establish the terms and conditions applicable to the exercise of such awards and the duration of the awards.

Employment Contracts and Other Arrangements

         As of July 31, 1999 the Company has no employment agreement or arrangements.

Compensation Report on Executive Compensation

         This Compensation Report discusses the Company's compensation policies and the basis for the compensation paid to its executive officers (including the Named Executive Officers), during the year ended July 31,1999.

Compensation Policy

         The Company's policy with respect to executive compensation has been designed to:

         Adequately and fairly compensate executive officers in relation to there Responsibilities, capabilities and contributions to the Company and in a manner that is commensurate with compensation paid by companies of comparable size or within the Company's industry;

         Reward  executive   officers  for  the  achievement  of  key  operating
         objectives and for the enhancement of the long-term value of the Company; and

         Align the interests of the executive officers with those of the Company's shareholders.

         The components of compensation  paid to executive  officers consist of:
(a) base salary, and (b) certain other benefits.

         Year 2000, Voyager will approve a cash bonus program as an additional component of executive compensation.

         Voyager will form an Executive Committee of the Board of Directors whose function is reviewing and approving all compensation paid by the Company to its executive officers and members of the Company's senior management team.

Components of Compensation

         The primary components of compensation paid by the Company to its executive officers and senior management personnel and the relationship of such components of compensation to the Company's performance, are discussed below:

         Base Salary.

         The Board of Directors periodically reviews and approves the base salary paid by the Company to its executive officers and members of the senior management team. Adjustments to base salaries are determined based upon a number of factors, including the Company's performance (to the extent such performance can fairly be attributed or related to each executive's performance), as well as the nature of each executive's responsibilities, capabilities and contributions. In addition, the Board of Directors periodically reviews the base salaries of its senior management personnel in an attempt to ascertain whether those salaries fairly reflect job responsibilities and prevailing market conditions and rates of pay. The Board of Directors believes that base salaries for the Company's executive officers have historically been reasonable, when considered together with other elements of compensation in relation to the Company's size and performance and in comparison with the compensation paid by similarly sized companies or companies within the Company's industry.

         Incentive  Compensation.

         In the year 2000, a substantial portion of each executive officer's compensation package will be in the form of incentive compensation designed to reward the achievement of key operating objectives and long-term increases in shareholder value. Year 2000 the Company's Board of Directors will ask for shareholder approval of a Stock Option Plan, which will reward executive officers only to the extent that shareholders have benefited from, increases in the value of the Company's common stock.

         Other   Benefits.

         In year 2000 the Company will approve plans and arrangements for the benefit of its executive officers and members of senior management. The Company believes these benefits will be reasonable in relation to the executive compensation practices of other similarly sized companies or companies within the Company's industry.

Certain Relationships and Related Transactions.

         There are no agreements or understandings between the Company and any of the Board of Directors families members pursuant to which anything more than the ordinary compensation otherwise payable under the distributor compensation plan is paid to these distributors or pursuant to which any other treatment is offered them. The Board of Directors does not receive any position of the distributor incentives paid to these family members or their affiliates and has no beneficial ownership interest in any of their business'.

Purchase and Loans by Executive Officer and Shareholder.

         Mr. John Southerland, President and C.E.O. and Shareholder Mr. Marlen Johnson committed to a majority shareholders meeting on June 13 1999 to loan (if when and as needed) up to two hundred thousand dollars in the form of promissory notes. Also, on June 13, 1999 the parties agreed to purchase 100 shares of the Convertible Preferred Stock Series J for fifty thousand dollars. Subsequent to July 31, 1999, Mr. John Southerland President and Mr. Marlen Johnson purchased preferred stock series J for fifty thousand dollars and have loaned $107,387 to the Company in the form of promissory notes bearing interest at 7.5%. The notes mature on dates ranging from November 23, 1999 through January 17, 2000. Interest on these notes accrue but are not paid until maturity. In the event of default, the notes will bear interest at an alternative rate equal to an additional 2%. Also See Item 13 exhibit # 4.1,4.2, and 4.3.

DESCRIPTION OF VOYAGER GROUP INC CAPITAL STOCK

         The  authorized   capital  stock  of  Voyager  Group  Inc  consists  of
100,000,000 shares of common stock, $0.01 par value and 5,000,000 shares of preferred stock, $0.001 par value.

Immediately following the spin-off, approximately 11,300,034 shares of common stock will be outstanding.

         THE FOLLOWING DESCRIPTIONS ARE SUMMARIES OF THE MATERIAL TERMS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS. REFERENCE IS MADE TO THE MORE DETAILED PROVISIONS OF, AND SUCH DESCRIPTIONS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE Voyager Group Inc CERTIFICATE OF INCORPORATION AND BYLAWS, COPIES OF WHICH ARE FILED WITH THE SEC AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS INFORMATION STATEMENT/PROSPECTUS IS A PART, AND APPLICABLE LAW.

COMMON STOCK

         Holders of our common stock will be entitled to one vote per share with respect to each matter presented to stockholders for vote. Except as may be provided in connection with any Voyager Group Inc preferred stock, or as may otherwise be required by law or the certificate of incorporation, the common stock will be the only capital stock of Voyager Group Inc entitled to vote in the election of directors and on all other matters presented to the stockholders of Voyager Group Inc; provided that holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. The common stock will not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

         Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of Voyager Group Inc, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

         The common stock distributed in the spin-off will not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable Nasdaq requirements.

         Application of our common stock for listing on The Nasdaq National Market, shall be in May 2000 subject to notice of issuance, with the symbol "VYGP."

         Certified Share Transfer, ltd., Shareholder Services will serve as the transfer agent and registrar for our common stock.

PREFERRED STOCK

         Subject to Delaware law, our board may, without approval of the stockholders, cause shares of preferred stock to be issued from time to time in one or more series. The board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series. Among the specific matters that may be determined by the board are:

         -        the designation of each series;

         -        the number of shares of each series;

         -        the rate of dividends, if any;

         -        whether   dividends,   if   any,   will   be   cumulative   or
                  non-cumulative;

         -        the terms of redemption, if any;

         - the terms of any sinking fund providing for the purchase or redemption of shares of each series;

         -        the  amount   payable  in  the  event  of  any   voluntary  or
                  involuntary liquidation, dissolution or winding up of the affairs of Voyager Group Inc;

         -        rights and terms of conversion or exchange, if any;

         - restrictions on the issuance of shares of the same series or any other series, if any; and

         -        voting rights, if any.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Voyager Group Inc certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

         - breach of their duty of loyalty to the corporation or its stockholders;

         -        acts  or  omissions   not  in  good  faith  or  which  involve
                  intentional misconduct or a knowing violation of law;

         - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

         - any transaction from which the director derived an improper personal benefit.

         The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

         Voyager Group Inc bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our board of directors. Our bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our certificate of incorporation, bylaws, agreements, vote of stockholders or disinterested directors or otherwise. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

         Voyager group Inc Indemnification Agreement further provides indemnification with designees. We have not yet entered into these indemnification agreements, but we expect to do so prior to the spin-off. These agreements provide directors with, among other things, specific contractual rights to the maximum indemnification permitted by Delaware law.

         We have filed with the SEC a registration statement on Form 10 SB under the Securities Act with respect to the Voyager Group Inc common stock to be distributed in the spin-off. This information statement/ prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with it. Although we have provided a summary of the material terms of the contents of some contracts, agreements and other documents, the summary does not describe all of the details of the contracts, agreements and other documents. In each instance where a copy of the contract, agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement/prospectus regarding a contract, agreement or other document is qualified in all respects by such exhibit.

         You may read and copy all or any portion of the registration statement at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Voyager Internet Group . Com and Voyager Group Inc, that files electronically with the SEC. Following the spin-off, Voyager Group Inc will be required to comply with the reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the SEC's Internet site.

         Voyager Group Inc intends to furnish its stockholders with annual reports containing consolidated financial statements (beginning with fiscal year
2000) audited by independent accountants.

         You should rely only on the information contained in this information statement/prospectus and other documents referred to in this information statement/prospectus. Voyager Internet Group. Com and Voyager Group Inc have not authorized anyone to provide you with information that is different. Voyager Internet Group is furnishing this information statement/prospectus . Com solely to provide information to Voyager Internet Group . Com stockholders who will receive Voyager Group Inc common stock in the spin-off. It is not, and is not construed as, an inducement or encouragement to buy or sell any securities of Voyager Internet Group . Com or Voyager Group Inc. Voyager Internet Group . Com and Voyager Group Inc believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date hereof, and neither Voyager Internet Group . Com nor Voyager Group Inc will update the information except to the extent required in the normal course of their respective public disclosure practices and as required pursuant to the federal securities laws.

         Voyager Group Inc maintains an Internet site at www.Voyager Group Inc.com. This website and the information contained in it shall not be deemed to be incorporated into this information statement/prospectus.

         All other brand names or trademarks appearing in this information statement are the property of their respective holders.

                                      INDEX
                      TO FINANCIAL STATEMENTS AND SCHEDUL E
                                 ATTACHED HERETO



1.  FINANCIAL STATEMENTS                                                   PAGE

Independent Auditor's Report                                               F- 1

Consolidated Balance Sheet,
July 31, 1999 and 1997                                                     F- 2
April 30, 2000 (Unaudited)                                                 F-16

Consolidated Statements of Income,
 For the Years Ended July 31, 1999 and 1997                                F- 4
 For the Three and Nine Months Ended April 30, 2000 and 1999 (Unaudited)   F-18

Consolidated Statements of Cash Flows,
 For the Years Ended July 31, 1999 and 1997                                F- 5
 For the Three and Nine Months Ended April 30, 2000 and 1999 (Unaudited)   F-19

Consolidated Statements of Changes in Stockholders' Equity,
For the Years Ended July 31, 1999 and 1997                                 F- 7

Notes to Consolidated Financial Statements                                 F- 8
Notes to (Unaudited) Consolidated Financial Statements                     F-21

2.  Financial Statement Schedules

         The following financial statement schedules required by Regulation S-X are included herein.

         All Schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Dear Stockholders:

         The Board of Directors of Voyager Internet Group . Com (VIGC) has decided to separate the two divisions of VIGC through a spin-off of the Voyager Group Inc division. VIGC will accomplish this spin-off disturbing the Voyager Group Inc common stock owned by VIGC to VIGC stockholders. Following the spin-off, Voyager Group Inc will be a new independent public company that will trade on The Nasdaq Bulletin Board Market under the symbol "VIGC." The spin-off will occur on or about March 30, 2000.

         VIGC will continue to be a public company and VIGC common stock will continue to trade on The NASDAQ Bulletin Board Market under the symbol "VIGC." VIGC will focus on its remaining business, in e Commerce.

         Voyager Group Inc is a network marketing system, which allows person to person product education, not readily available through traditional distribution channels. Voyager primary product lines consist of modular designed nutritional systems, anti ageing systems and weight management products.

         If you own VIGC common stock as of the close of business on March 31, 2000, you will receive one share of Voyager Group Inc common stock for every one share of VIGC common stock you own at that time. You should receive your Voyager Group Inc shares shortly after April 30, 2000.

         You do not need to take any action for the spin-off to occur. You do not have to pay for the shares of Voyager Group Inc common stock that you will receive in the spin-off, nor do you have to surrender or exchange shares of VIGC common stock in order to receive your shares of Voyager Group Inc common stock. The number of shares of VIGC common stock that you own will not change as a result of the spin-off.

         This information statement--prospectus gives you information about VIGC, Voyager Group Inc and the spin-off. We are enthusiastic about the spin-off and the opportunities that await these two separate companies. We encourage you to read this document carefully to learn more about the two companies and this spin-off.

         Sincerely,

         /s/ Board of Directors

         April 7, 2000

Dear Future Stockholders,

         Welcome to Voyager Group Inc.

         It is with great pleasure that we are sharing with you the exciting news about Voyager Group Inc. In March of 1999, the Voyager Internet Group . Com Board of Directors announced its decision to spin-off Voyager Group Inc into a separate, publicly traded company. If you own Voyager Internet Group . Com common stock on the record date of March 31, 2000 you will become a stockholder in Voyager Group Inc as well as retain your ownership of Voyager Internet Group
 . Com.

         We believe that the spin-off will have significant impact on advances in the arena of distributor loyalty. Consider the following:

         -        After  the  spin-off,   we  will  be  the  largest   pure-play
                  distributor relationship solutions provider in the industry;

         - We offer a broad knowledge of electronic distributor relationship management technologies to deploy distributors solutions across the Internet e-mail, web-chat, telephone and fax;

         - We have highly experienced professionals specializing in distributor solutions; and

         - Our investment in research and development improves the effectiveness of our distributor solutions and will enable us to remain a driving force in the evolution of distributor loyalty.

         We encourage you to read this information statement/prospectus to learn more about Voyager Group Inc. We look forward to the focus and expansion that will be possible for Voyager Group Inc as a stand-alone public company. We believe that Voyager Group Inc, as an independent company, will be better able to provide complete solutions for our distributors and adapt to rapid technology change. We are committed to building an exciting and rewarding company that is worthy of your investment.

         Sincerely,

         /s/ The Board of Directors

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









                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
of The Voyager Group, Ltd.
(formerly Voyager Group USA-Brazil, Ltd.), and Subsidiaries


         We have audited the consolidated balance sheet of The Voyager Group, Ltd. (formerly Voyager Group USA-Brazil, Ltd.), and Subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of The Voyager Group, Ltd. (formerly Voyager Group USA- Brazil, Ltd.), and Subsidiaries as of July 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                  Respectfully submitted

                                                  /S/ ROBISON, HILL & CO.
                                                  Certified Public Accountants

Salt Lake City, Utah
October 8, 1999

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS





                                                             July 31,
                                                   ----------------------------
                                                     1999               1998
                                                   ---------          ---------
ASSETS

Current Assets:
  Cash ...................................         $  16,539          $    --
  Inventory ..............................           113,504            173,130
  Prepaid Expenses .......................             1,575                800
  Accounts Receivable ....................             6,536             28,872
                                                   ---------          ---------

     Total Current Assets ................           138,154            202,802
                                                   ---------          ---------

Fixed Assets, at Cost:
  Furniture and Equipment ................           140,135            140,135
  Leasehold Improvements .................             6,741              6,741
    Less - Accumulated

      Depreciation .......................           (89,716)           (62,443)
                                                   ---------          ---------

                                                      57,160             84,433
                                                   ---------          ---------

Other Assets:
  Deferred Tax Benefit ...................              --              172,301
  Deposits ...............................             5,327             10,327
  Intangible Assets, Net .................            25,000
                                                   ---------          ---------

     Total Other Assets ..................            30,327            182,628
                                                   ---------          ---------

     Total Assets ........................         $ 225,641          $ 469,863
                                                   =========          =========

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)


                                                              July 31,
                                                   ----------------------------
                                                       1999             1998
                                                   -----------      -----------
LIABILITIES AND STOCKHOLDERS
EQUITY

Current Liabilities:
  Accounts Payable ...........................     $    80,630      $    31,782
  Accrued Liabilities ........................         142,107          204,189
  Accrued Commissions ........................          30,934           48,451
   Shareholder Loans .........................           3,087            4,500
                                                   -----------      -----------

     Total Current Liabilities ...............         256,758          288,922
                                                   -----------      -----------

Stockholders' Equity
  Preferred Stock, $.001 par value;
    Series J; 100 shares authorized,
      100 and 0 shares issued and
      outstanding ............................            --               --
    Series AA 1996; 1,000 shares
      authorized, 286 and 421 shares
      issued and outstanding .................            --               --
  Premium on Preferred Stock .................         205,332          155,332
  Common Stock; $.001 par value;
   50,000,000 shares authorized;
   12,534,478 and 5,837,010 shares
   issued and outstanding July 31, 1999
   and 1998, respectively ....................          12,534            5,837
  Additional Paid-in Capital .................       2,114,329          971,902
  Retained Earnings (Deficit) ................      (2,363,312)        (952,130)
                                                   -----------      -----------

     Total Stockholders' Equity ..............         (31,117)         180,941
                                                   -----------      -----------

     Total Liabilities, and

       Stockholders' Equity ..................     $   225,641      $   469,863
                                                   ===========      ===========



The accompanying notes are an integral part of these consolidated financial statements.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                        For the Year Ended
                                                              July 31,
                                                   ----------------------------
                                                       1999             1998
                                                   -----------      -----------
Sales, net of allowances
of $13,594 and $22,902 .......................     $ 1,287,419      $ 2,344,302
Cost of Sales ................................         507,496          711,271
                                                   -----------      -----------
     Gross Margin ............................         779,923        1,633,031

Selling & Marketing ..........................         620,274        1,607,917
Research & Development .......................          50,000            2,919
General & Administrative .....................       1,332,273          519,320
                                                   -----------      -----------

Net Income (Loss) from

    Operations ...............................      (1,222,624)        (497,125)
Other Income (Expense)
  Interest ...................................         (15,459)           7,500
                                                   -----------      -----------
Income (Loss) Before Income

  Taxes ......................................      (1,238,083)        (489,625)
Income Tax Benefit (Expense) .................        (173,099)          78,340
                                                   -----------      -----------

Net Income (Loss) ............................     $(1,411,182)     $  (411,285)
                                                   ===========      ===========

Earnings (Loss) Per Common Share:

  Basic & Diluted ............................     $     (0.17)     $     (0.09)
                                                   ===========      ===========

Weighted Average Shares Outstanding:

  Basic & Diluted ............................       8,208,625        4,638,884
                                                   ===========      ===========






The accompanying notes are an integral part of these consolidated financial statements.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                        For the Year Ended
                                                              July 31,
                                                   ----------------------------
                                                       1999             1998
                                                   -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income (Loss) ..........................     $(1,411,182)     $  (411,285)
  Adjustments to Reconcile Net
    Income (Loss) to Net Cash
    Used in Operating Activities:

    Depreciation and Amortization ............          27,273           18,967
    Common Stock in exchange for Services ....       1,038,256           30,060
    Changes in Assets and
      Liabilities-
        Increase in Accounts Receivable ......          22,336          (12,083)
        Increase in Prepaid Expenses .........            (775)          55,518
        Increase in Inventory ................          59,626           (7,918)
        Increase in Other Assets .............         172,301          (80,509)
        Increase in Accounts Payable .........          48,848          (98,893)
        Increase in Accrued Liabilities ......         (57,083)         157,922
        Increase in Accrued Commissions ......         (17,517)         (97,576)
                                                   -----------      -----------
     Net Cash Provided by Operating

       Activities ............................        (117,917)        (445,797)
                                                   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase Furniture and Equipment ...........            --             (1,375)
                                                   -----------      -----------

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)
                Increase (Decrease) in Cash and Cash Equivalents


                                                           For the Year Ended
                                                                July 31,
                                                        ----------------------
                                                           1999          1998
                                                        ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Preferred Stock ..................................     $  50,000     $    --
 Proceeds from Issuance of
  Common Stock ....................................        50,000        23,340
 Proceeds from Shareholder Loans ..................        34,456         4,500
                                                        ---------     ---------
     Net Cash Provided by

     Financing Activities .........................       134,456        27,840
                                                        ---------     ---------

NET INCREASE IN CASH AND CASH  EQUIVALENTS ........        16,539      (419,332)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR ...............................          --         419,332
                                                        ---------     ---------

 CASH AND CASH EQUIVALENTS AT  END OF YEAR ........     $  16,539     $    --
                                                        =========     =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION

  Cash Paid During the Year For:
    Interest ......................................     $  15,459     $      34
    Income Taxes ..................................     $     800     $     800

     During February and April 1998, pursuant to a top up provision of the agreement an additional 300,000 and 125,000 shares, respectively, were issued.

     During January 1999, 1,000,000 shares common stock were exchanged for patents.

     During 1998, 300,000 shares of common stock were issued pursuant to a settlement agreement.

     During June 1999, $35,869 in shareholder loans were converted to paid in capital.

 The accompanying notes are an integral part of these consolidated financial statements.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      Preferred Stock              Common                              Additional
                           ------------------------------------
                             AA       J                           Stock To        Common Stock           Paid-in      Retained
                                                                              ----------------------
                           Shares   Shares   Amount    Premium    Be Issued      Shares      Amount      Capital      Earnings
                           ------   ------   ------   ---------   ---------   -----------   --------   -----------   -----------
Balance July 31, 1997 ...     431     --       --     $ 155,332         300     3,578,010   $  3,578   $   920,461   $  (540,845)
Shares Issued For:
Conversion of Series A
 Preferred ..............     (10)    --       --          --          --         100,000        100          (100)         --
Employees ...............    --       --       --          --          --         434,000        434        42,966          --
Legal Settlement ........    --       --       --          --          (300)      300,000        300          --            --
Top-up agreement ........    --       --       --          --          --         425,000        425          (425)         --
Warrant Exercises .......    --       --       --          --          --       1,000,000      1,000         9,000          --

Net Loss Year Ended
 July 31, 1998 ..........    --       --       --          --          --            --         --            --        (411,285)
                           ------   ------   ------   ---------   ---------   -----------   --------   -----------   -----------

Balance July 31, 1998 ...     421     --       --       155,332        --       5,837,010      5,837       971,902      (952,130)
Shares Issued For:
Cash ....................    --        100     --        50,000        --         800,000        800        49,200          --
Consulting ..............    --       --       --          --          --       2,170,000      2,170       823,580          --
Conversion of Series AA .    --
 Preferred ..............    (135)    --       --          --          --       1,350,000      1,350        (1,350)
Conversion of Shareholder
 Loans ..................    --       --       --          --          --            --         --          35,868          --
Directors Fees ..........    --       --       --          --          --       1,100,000      1,100       108,900          --
Investor Relations ......    --       --       --          --          --          24,000         24        22,476          --
Medical Advisory Board ..    --       --       --          --          --          25,000         25        21,069          --
Promotion ...............    --       --       --          --          --          28,468         28         8,884          --
Research & Development ..    --       --       --          --          --         200,000        200        49,800          --
Patents .................    --       --       --          --          --       1,000,000      1,000        24,000          --

Net Loss Year Ended
 July 31, 1999 ..........    --       --       --          --          --            --         --            --      (1,411,182)
                           ------   ------   ------   ---------   ---------   -----------   --------   -----------   -----------

Balance July 31, 1999 ...     286      100   $ --     $ 205,332   $    --      12,534,478   $ 12,534   $ 2,114,329   $(2,363,312)
                           ======   ======   ======   =========   =========   ===========   ========   ===========   ===========

     The accompanying notes are an integral part of these consolidated financial statements.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was first incorporated in the State of Nevada on June 12, 1990 as EEE-Hunter Associates, Inc. On July 27, 1995 the Company changed its domicile to the State of Texas and merged into a Texas Corporation EEE-Energy Consultants, Inc. Neither company had any operating activity. On July 2, 1996 the Company changed domicile to Nevada and on July 17, 1996 changed the name of the Company to Voyager Group USA-Brazil, Ltd. On July 21, 1999 the Company changed its name to The Voyager Group, Ltd.

     Also on July 17, 1996 the Company entered into an agreement with Voyager Group, Inc. (a Delaware Corporation) whereby the Company acquired 100% of the issued and outstanding stock of Voyager Group, Inc. in a tax-free corporate reorganization in exchange for the issuance of 375 shares of preferred series AA 1996 stock (convertible into 3,750,000 common shares) and 300,000 common shares. This transaction has been accounted for as a reverse purchase. Income and expense have been presented since the inception of the Delaware Company.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Voyager Group, Inc. and Earn@Home.Net. All significant inter-company accounts and transactions have been eliminated.

Nature of Business

     The Company's independent distributors distribute dietary supplements and personal care products through a multi-level marketing network. The products are formulated to appeal to the general public and address overall health considerations.

Inventories

     Inventories consist of dietary and personal care products and related materials and are stated at the lower of cost (first-in, first-out method) or market, or net realizable value.

Revenue Recognition

     The Company recognizes revenue from product sales at the time of shipment.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Depreciation

     Depreciation is provided at rates based on estimated useful service lives (five to seven years for office furniture and fixtures), using accelerated methods.

     Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Amortization

     Intangible assets are amortized over useful life.

Cash Equivalents

     For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Earnings (Loss) Per Share

     The effect of outstanding common stock equivalents, including Convertible Preferred Stock Series AA and Series J are anti-dilutive for the years ended July 31, 1999 and 1998 and are thus not considered.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The reconciliations of the numerators and denominators of the basic earnings per share computations are as follows:

                                                       1999            1998
                                                    -----------     -----------
NUMERATOR
Net Loss .......................................    $(1,411,182)    $  (411,285)

Net Loss To Common Stockholders ................    $(1,411,182)    $  (411,285)
                                                    ===========     ===========

DENOMINATOR
Weighted Average Number of Common Shares .......      8,208,625       4,638,884
                                                    ===========     ===========

Concentration of Credit Risk

     The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for estimated credit losses. Its accounts receivable balances are primarily domestic. No customer accounts for more than 10% of sales.

     The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

     Certain reclassifications have been made in the 1998 financial statements to conform with the 1999 presentation.

NOTE 2 - PREFERRED STOCK

     On July 17, 1996 the Company created convertible Preferred Stock Series AA 1996, authorizing the issuance of 1,000 shares of convertible preferred stock to be sold, with a par value of $.001. The preferred stock are convertible at a ratio of 10,000 shares of common stock per preferred share converted.

     On July 21, 1999 the Company created convertible Preferred Stock Series J-1999, authorizing the issuance of 100 shares of convertible preferred stock to be sold, with a par value of $.001. The preferred stock are convertible at a ratio of 220,000 shares of common stock per preferred share converted. In the event of any voluntary or involuntary liquidation, the holders of Series J preferred stock are entitled to an amount equal to the net book value of the corporation plus all unpaid dividends, before any distributions to holders of Common Stock, Convertible Preferred Stock Series AA 1996 or any other series of preferred stock of the corporation by reason of any voluntary or involuntary liquidation, dissolution or winding up of the corporation unless each holder of series J will have received all amounts to which such series J holders are entitled. The preferred stock is entitled to vote 220,000 votes per preferred share.

     Convertible Preferred Stock Series J also includes a royalty certificate for each "Major Investor" (meaning investors owning over 10 shares of Series J preferred stock or common stock issued upon conversion thereof. The royalty certificates represent a perpetual royalty payment of four percent on or before the 15th of each month following the starting month when gross sales of the Company exceeds $120,000 per month.

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 3 - RELATED PARTY TRANSACTIONS

     Mr. John Southerland, President and C.E.O. and Shareholder Mr. Marlen Johnson committed to a majority shareholders meeting on June 13 1999 to loan (if when and as needed) up to two hundred thousand dollars in the form of promissory notes. Also, on June 13, 1999 the parties agreed to purchase 100 shares of the Convertible Preferred Stock Series J for fifty thousand dollars. Subsequent to July 31, 1999, Mr. John Southerland President and Mr. Marlen Johnson purchased preferred stock series J for fifty thousand dollars and have loaned $107,387 to the Company in the form of promissory notes bearing interest at 7.5%. The notes mature on dates ranging from November 23, 1999 through January 17, 2000. Interest on these notes accrue but are not paid until maturity. In the event of default, the notes will bear interest at an alternative rate equal to an additional 2%.

     The Company Board of Directors authorized and organized the incorporation of a whole owned subsidiary call Earn @ Home. Net. The Interim Officers and Directors of whole owned subsidiary are Mr. John Southerland currently acting as Interim President Director and Mr. Michael Johnson acting as Interim Vice President, Secretary and Director in behalf of the Voyager. Voyager's Board of Directors in the near term will appoint officers and Directors to replace
Interim officers and Directors of Earn @ Home. Net Voyagers whole owned subsidiary Earn @ Home.Net was granted exclusive rights to present and future distributors list from July 21, 1999 to July 21, 2050 in exchange for 100 convertible preferred shares series J, convertible to 1,000,000 common shares of Earn @ Home. Net. As of July 31, 1999 Earn @ Home.Net has no other outstanding stock or commitments to issue stock.

     July 31, 1999 Voyager terminated a Agreement here stated below with former President Mr. William Clapham, "The Former President of the Company, provided the Company with the marketing distribution plans (uni-level and matrix network compensation program, commission payout structure, operations, and automated monthly ordering system), and proprietary formulas for dietary supplements (complex liquid essential vitamins, minerals, essential fatty acids, amino acid complex, suspension base of vegetable glycerin, purified water and aloe, liquid herbal extracts antioxidant formulas, encapsulated antioxidant formula), weight management formula, and natural hair care product formula. In exchange for the use of the formulas and marketing plans Mr. Clapham received minimum royalties of $20,000 per year with provisions for royalties of $6,000 per month when sales volume is greater than $2,000,000 per year and $10,000 per month when sales volume is greater than $6,000,000 per year".

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

     Former executive officers on June 12, 1999 returned three million five hundred thousand of common stock to the company treasure under Nevada corporate law, Section 78.283 and a shareholder subsequent to July 31, 1999 returned three hundred thousand common shares to the company treasure.

NOTE 4 - RENT EXPENSE

     The company occupies certain sales offices under a noncancellable lease. This lease is for office space and expires September 20, 2000. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties. The current lease requires rental payments of $11,524.00 per year.

NOTE 5 - INCOME TAXES

     The Company is subject to corporate and state income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial reporting and tax basis of assets and liabilities given the provisions of the enacted tax laws. The net deferred tax asset at July 31, 1999 of $572,000 is comprised of the tax benefit of the net operating loss carryforward and the difference between financial accounting and tax depreciation.

     The Company has recorded net deferred income taxes in the accompanying consolidated balance sheets as follows:

                                                           1999          1998
Future deductible temporary differences related to
   reserves, accruals, and net operating losses ....    $ 572,000     $ 295,498

Valuation allowance ................................     (572,000)     (123,197)
                                                        ---------     ---------
Net deferred income tax ............................    $    --       $ 172,301
                                                        =========     =========

     As of July 31, 1999, the Company had a net operating loss ("NOL") carry forward for income tax reporting purposes of approximately $2,300,000 available to offset future taxable income. This net operating loss carry-forward expires at various dates between July 31, 2011 and 2018. An NOL generated in a particular year will expire for federal tax purposes if not utilized within 15 years (for

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)


NOTE 5 - INCOME TAXES (Continued)

years beginning before August 6, 1997, and 20 years after August 6, 1997. Additionally, the Internal Revenue Code contains provisions which could reduce or limit the availability and utilization of these NOLs if certain ownership changes have taken place or will take place. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the NOLs, the Company established a valuation allowance for the entire net deferred income tax asset of $572,000 as of July 31, 1999, which includes $3,000 from the difference between financial accounting and tax depreciation and $569,000 from net operating loss carry forward. Also consistent with SFAS No. 109, an allocation of the income (provision) benefit has been made to the loss from continuing operations.

The components of the income tax (benefit) provision are as follows:

                                                             July 31,
                                                   ----------------------------
                                                     1999                1998
                                                   --------            --------
Current
 Federal ..............................            $   --              $   --
 State ................................                 800                 800
Deferred
 Federal ..............................             108,423             (48,371)
 State ................................              63,876             (30,769)
                                                   --------            --------
     Total ............................             173,099            $(78,340)
                                                   ========            ========

A reconciliation between the Company's effective tax rate and the statutory federal income tax rate on the income (loss) from continuing operations is as follows:

                                                   1999               1998
                                               --------------     -------------
Statutory federal income tax rate ........        (15.00)   %       (15.00)   %
State income taxes .......................         (8.84)   %        (8.84)   %
Other ....................................         37.82    %         7.84    %
                                               --------------     -------------
Effective income tax rate ................         13.98    %       (16.00)   %
                                               ==============     =============

                             THE VOYAGER GROUP, LTD
                   (Formerly VOYAGER GROUP USA-BRAZIL, LTD.),
          AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999, AND 1998
                                   (Continued)

NOTE 6 - SELECTED FINANCIAL DATA (unaudited)

The  following   tables  set  forth  certain   unaudited   quarterly   financial
information:

                                             Quarters Ended
                           -----------------------------------------------------
                             July 31,     April 30,    January 31,   October 31,
                           -----------   -----------   -----------   -----------
                               1999         1999          1999          1998
                           -----------   -----------   -----------   -----------
Income statement data:
Net sales ...............  $   255,762   $   358,579   $   361,409   $   311,669
Gross profit ............       44,140       255,535       288,558       191,690
Income (loss) from
  operations ............     (763,166)       76,819      (178,984)     (357,293)
Other income ............       (5,381)       (6,562)       (2,768)         (748)
                           -----------   -----------   -----------   -----------
 Income (loss) before tax     (768,547)       70,257      (181,752)     (358,041)
 Income tax (provision)
   benefit ..............     (247,529)         (200)       17,543        57,087
                           -----------   -----------   -----------   -----------
  Net income (loss) .....  $(1,016,076)  $    70,057   $  (164,209)  $  (300,954)
                           ===========   ===========   ===========   ===========

                                             Quarters Ended
                           -----------------------------------------------------
                             July 31,     April 30,    January 31,   October 31,
                           -----------   -----------   -----------   -----------
                               1998         1998          1998          1997
                           -----------   -----------   -----------   -----------
Income statement data:
Net sales ...............  $   385,255   $   454,076   $   632,669   $   872,302
Gross profit ............      264,549       318,498       441,510       608,474
Income (loss) from
  operations ............     (263,994)     (149,257)     (102,099)       18,225
Other income ............         (144)        1,345         2,880         3,419
                           -----------   -----------   -----------   -----------
 Income (loss) before tax     (264,138)     (147,912)      (99,219)      (21,644)
 Income tax (provision)
   benefit ..............        2,102        50,238        33,000         7,000
                           -----------   -----------   -----------   -----------
  Net income (loss) .....  $  (262,036)  $   (97,674)  $   (66,219)  $    14,644
                           ===========   ===========   ===========   ===========

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                   (Unaudited)
                                                    April 30,           July 31,
                                                      2000               1999
                                                   ---------          ---------

ASSETS

Current Assets:
 Cash ....................................         $   7,418          $  16,539
 Inventory ...............................           127,114            113,504
 Prepaid Expenses ........................            53,543              1,575
 Accounts Receivable .....................            10,062              6,536
                                                   ---------          ---------

   Total Current Assets ..................           198,137            138,154
                                                   ---------          ---------

Fixed Assets, at Cost:
 Furniture and Equipment .................           237,797            140,135
 Leasehold Improvements ..................             6,741              6,741
  Less - Accumulated

   Depreciation ..........................          (120,158)           (89,716)
                                                   ---------          ---------

                                                     124,380             57,160
                                                   ---------          ---------

Other Assets:
 Deposits ................................             6,752              5,327
 Intangible Assets, Net ..................            18,750             25,000
                                                   ---------          ---------

   Total Other Assets ....................            25,502             30,327
                                                   ---------          ---------

   Total Assets ..........................         $ 380,019          $ 225,641
                                                   =========          =========

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)

                                                    (Unaudited)
                                                      April 30,      July 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                    2000           1999
                                                     -----------    -----------
Current Liabilities:
 Accounts Payable ................................   $    87,870    $    80,630
 Accrued Liabilities .............................       123,815        142,107
 Accrued Commissions .............................        14,052         30,934
 Current Portion Lease Obligation ................        26,247           --
 Shareholder Loans ...............................       314,636          3,087
                                                     -----------    -----------

   Total Current Liabilities .....................       566,620        256,758
                                                     -----------    -----------

Long Term Lease Obligations ......................        41,349           --
                                                     -----------    -----------

   Total Liabilities .............................       607,969        256,758
                                                     -----------    -----------

Stockholders' Equity
 Preferred Stock, $.001 par value;
  Series J; 100 shares authorized,
   issued and outstanding ........................          --             --
  Series AA 1996; 1,000 shares
   authorized, 8.5 and 855 shares
   issued and outstanding ........................          --             --
 Premium on Preferred Stock ......................          --          205,332
 Common Stock; $.001 par value;
  100,000,000 shares authorized;
  9,856,413 and 2,089,080 shares
  issued and outstanding April 30, 2000
  and July 31, 1999, respectively ................         9,856          2,089
 Common Stock Held in Trust To Be Issued .........      (281,200)          --
 Additional Paid-in Capital ......................     2,717,601      2,124,774
 Retained Deficit ................................    (2,757,528)    (2,363,312)
                                                     -----------    -----------

   Total Stockholders' Equity ....................      (227,950)       (31,117)
                                                     -----------    -----------

   Total Liabilities, and Stockholders' Equity ...   $   380,019    $   225,641
                                                     ===========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME



                                               (Unaudited)                 (Unaudited)
                                       For the Three Months Ended    For the Nine Months Ended
                                                April 30,                     April 30,
                                       --------------------------    --------------------------
                                          2000           1999           2000           1999
                                       -----------    -----------    -----------    -----------

Sales, Net .........................   $   140,899    $   358,579    $   517,346    $ 1,031,657
Cost of Sales ......................        56,606        103,044        226,332        295,874
                                       -----------    -----------    -----------    -----------
     Gross Margin ..................        84,293        255,535        291,014        735,783

Selling & Marketing ................        56,911        123,910        243,968        507,581
Research & Development .............          --             --             --           50,000
General & Administrative ...........       164,435         54,806        520,902        637,660
                                       -----------    -----------    -----------    -----------
     Total Expenses ................       221,346        178,716        764,870      1,195,241

Operating Loss .....................      (137,053)        76,819       (473,856)      (459,458)
Other Income (Expense)
 Interest ..........................       (11,795)        (6,562)       (24,098)       (10,078)
                                       -----------    -----------    -----------    -----------

Loss Before Income Taxes ...........      (148,848)        70,257       (497,954)      (469,536)
Income Tax Benefit (Expense) .......          (200)          (200)          (600)        74,430
                                       -----------    -----------    -----------    -----------

Net Loss ...........................   $  (149,048)   $    70,057    $  (498,554)   $  (395,106)
                                       ===========    ===========    ===========    ===========

Earnings (Loss) Per Common Share:

 Basic .............................   $     (0.02)   $      0.04    $     (0.10)   $     (0.30)
                                       ===========    ===========    ===========    ===========
 Diluted ...........................                  $      0.03
                                                      ===========

Weighted Average Shares Outstanding:

 Basic .............................     9,397,524      1,721,866      5,003,170      1,309,338
                                       ===========    ===========    ===========    ===========
 Diluted ...........................                    2,393,532
                                                      ===========






The accompanying notes are an integral part of these consolidated financial statements.

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                              (Unaudited)
                                                      For the Nine Months Ended
                                                               April 30,
                                                         ----------------------
                                                           2000          1999
                                                         --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net Income (Loss) .................................    $(498,554)    $(395,106)
 Adjustments to Reconcile Net
  Income (Loss) to Net Cash
  Used in Operating Activities:

  Depreciation and Amortization ....................       40,843        20,455
  Common Stock in exchange for Services ............      247,838       443,750
  Changes in Assets and
   Liabilities-
    Increase in Accounts Receivable ................       (3,526)       (6,158)
    Increase in Prepaid Expenses ...................      (51,968)       (3,000)
    (Increase) Decrease in Inventory ...............      (13,610)       10,610
    Increase in Other Assets .......................       (1,425)      (75,030)
    Increase (Decrease) in Accounts Payable ........        7,240       (11,995)
    Increase (Decrease) in Accrued Liabilities .....       11,590       (45,904)
    Increase in Accrued Commissions ................      (16,882)      (10,990)
                                                         --------      --------
   Net Cash Provided by Operating

    Activities .....................................     (278,454)      (73,368)
                                                         --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase Furniture and Equipment ..................     (101,813)         --
                                                         --------      --------

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)

                Increase (Decrease) in Cash and Cash Equivalents

                                                               (Unaudited)
                                                       For the Nine Months Ended
                                                                April 30,
                                                        ------------------------
                                                           2000           1999
                                                        ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from Long Term Debt .....................     $  82,412      $    --
 Principal Payments on Long Term Debt .............       (14,816)          --
 Proceeds from Issuance of Common Stock ...........          --           50,000
 Proceeds from Shareholder Loans ..................       303,550         23,368
                                                        ---------      ---------
   Net Cash Provided by

   Financing Activities ...........................       371,146         73,368
                                                        ---------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS .........        (9,121)          --
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR ................................        16,539           --
                                                        ---------      ---------

 CASH AND CASH EQUIVALENTS AT END OF YEAR .........          7418      $    --
                                                        =========      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
 Cash Paid During the Year For:
  Interest ........................................     $  16,096      $  10,078
  Income Taxes ....................................     $     800      $    --












              The accompanying notes are an integral part of these consolidated financial statements.

                               VOYAGER GROUP, INC.
                       (Formerly THE VOYAGER GROUP, LTD.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE NINE MONTHS ENDED APRIL 30, 2000


BASIS OF PRESENTATION

         The unaudited interim consolidated financial information of Voyager Internet Group.Com (formerly The Voyager Group, Ltd.) and Subsidiaries (the "Company" ) has been prepared in accordance with Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying interim consolidated financial information contains all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's financial position as of April 30, 2000, and results of operations for the three and nine months ended April 30, 2000. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended July 31, 1999. The results of operations for the three and nine months ended April 30, 2000 may not be indicative of the results that may be expected for the fiscal year ending July 31, 2000.

STOCK SPLIT

         On January 31, 2000 the Board of Directors authorized a 6 to 1 reverse stock split of the 16,838,478 shares of the Company's common stock at January 31, 2000. As a result of the split, common stock was reduced and additional paid in capital increased by $10,445 and 2,806,413 shares were outstanding immediately after the split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1999 and 1998 have been restated to reflect the stock split.

CORPORATE REORGANIZATION

On March 31, 2000, the Company completed a tax free reorganization whereby the company did spin-off of its wholly owned subsidiary Voyager Group Inc. In accordance with the reorganization, shareholders of record as of March 31, 2000 shall receive one share of Voyager Group Inc. stock for each share of the Company's stock held on March 31, 2000.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

On March 31, 2000, Voyager Internet Group.Com (the "Company") completed a tax free reorganization whereby the company did spin-off of its wholly owned subsidiary Voyager Group Inc. These unaudited pro forma condensed statements of operations are based on the April 30, 2000 unaudited financial statements of the Company contained elsewhere herein, giving effect to the transaction. The unaudited pro forma condensed statement of operations presents the results of operations of the Surviving Corporation, assuming the reorganization was completed on August 1, 1999.

In accordance with the reorganization, shareholders of record as of March 31, 2000 shall receive one share of Voyager Group Inc. stock for each share of the Company's stock held on March 31, 2000.

The unaudited pro forma condensed statements of operations have been prepared by management of the Company based on the financial statements included elsewhere herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of the Company (including the notes thereto) included in this Form 10-QSB Quarterly Report. See "Item 1. Financial Statements."

                               UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE NINE MONTHS ENDED APRIL 30, 2000

                                         Voyager
                                         Group,        Pro Forma      Pro Forma
                                          Inc.         Adjustments     Balance
                                        ---------       ---------     ----------

Revenues ............................   $   517,346    $      --     $      --
Loss From Operations ................      (473,856)          --            --
Net Loss ............................      (498,554)          --            --
                                        ===========    ===========   ===========

Loss per share ......................   $     (0.10)   $      0.00   $      --
                                        ===========    ===========   ===========


                               UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE NINE MONTHS ENDED APRIL 30, 1999

                                      Voyager
                                       Group,         Pro Forma       Pro Forma
                                        Inc.         Adjustments       Balance
                                    -----------      -----------     -----------

Revenues ......................     $ 1,031,657      $      --       $      --
Income From Operations ........        (459,458)            --              --
Net Loss ......................        (395,106)            --              --
                                    ===========      ===========     ===========

Loss per share ................     $     (0.30)     $      0.00     $      --
                                    ===========      ===========     ===========
















See  accompanying   notes  to  unaudited  pro  forma  condensed   statements  of
operations.

                          NOTES TO UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

-        PRO FORMA ADJUSTMENTS

         There are no adjustments to the accompanying unaudited pro forma condensed statements of operations as all operations relate to Voyager Group, Inc.